02067986

AR/S

P.E.
9-30-02

LUCENT TECHNOLOGIES INC

ANNUAL REPORT 2002

DEC 24

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Lucent Technologies
Bell Labs Innovations

Headquartered in Murray Hill, N.J., USA, Lucent designs and delivers networks for the world's largest communications service providers. Backed by the research and development of Bell Labs, Lucent relies on its strengths in mobility, optical, data and voice networking technologies as well as software and services to develop next-generation networks. The company's systems, services and software are designed to help customers quickly deploy and better manage their networks and create new revenue-generating services that help businesses and consumers.

2002 FINANCIAL HIGHLIGHTS

(Dollars in Millions, Except Per Share Amounts; Unaudited)	*Year Ended September 30,*	*Year Ended September 30,*	
RESULTS OF OPERATIONS	**2002**	**2001**	**Change**
Revenues	$ 12,321	$ 21,294	(42.1%)
Gross margin[a]	1,552	2,058	(24.6%)
Selling, general and administrative	3,969	7,410	(46.4%)
Research and development	2,310	3,520	(34.4%)
Net business restructuring charges and asset impairments	2,252	10,157	(77.8%)
Operating loss	(6,979)	(19,029)	(63.3%)
Provision (benefit) for income taxes	4,757[b]	(5,734)	(183.0%)
Loss from continuing operations	(11,826)	(14,170)	(16.5%)
Loss per common share from continuing operations	$ (3.51)	$ (4.18)	(16.0%)
FINANCIAL POSITION			
Cash, cash equivalents and short-term investments	$ 4,420	$ 2,390	84.9%
Total assets	17,791	33,664	(47.2%)
Total debt	5,106[c]	4,409	15.8%
8% redeemable convertible preferred stock	1,680	1,834	(8.4%)
Shareowners' (deficit) equity	(4,734)[d]	11,023	(142.9%)
OTHER INFORMATION			
Net cash used in operating activities from continuing operations	$ (756)	$ (3,421)	(77.9%)
Capital expenditures	449	1,390	(67.7%)
Stock price	$ 0.76	$ 5.73	(86.7%)

(a) Gross margin for the years ended September 30, 2002 and 2001, includes net business restructuring charges related to inventory write-downs of $64 and $1,259, respectively.

(b) Includes a full valuation allowance on the company's net deferred tax assets as of September 30, 2002.

(c) Includes company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust of $1,750.

(d) Shareowners' (deficit) equity includes a non-cash charge of $2,927 related to the minimum liability adjustment for the management pension plan.

TO OUR SHAREOWNERS:

Throughout fiscal 2002 the global telecommunications market continued an unprecedented down cycle—arguably the worst in history. The depth of the decline in spending by service providers around the world—and its duration—was unexpected by those of us in the industry and by those who follow it. Like many others in the industry, during fiscal 2002 we experienced substantial declines in revenues, which adversely affected our results.

The depth of the market decline was due to a number of factors: a decline in the global economy; to a large extent, a result of the excess capacity that was built in the late 1990s during the telecom boom; and regulatory uncertainty. We believe that the excess capacity will work its way out, and when it does the market for telecommunications equipment will start to recover.

In the meantime, the market we are addressing is still large at well over $100 billion a year. And the underlying demand for communications services continues to grow. Communications is fundamental to the global economy, and we are confident that over time the market for communications equipment will stabilize, recover and eventually resume growth at single-digit levels.

At Lucent Technologies, every action we take is designed to get us through the downturn and to position us to grow profitability when the market rebounds. And we are focused on the necessary actions to profitably win more of what our customers are spending today.

We differentiate ourselves with a deep understanding of how networks work, coupled with an industry-leading product portfolio in mobility, optical, circuit and packet switching and network operations software. And we have the most extensive services capability in the industry powered by Bell Labs' systems expertise and software tools.

We continue to drive down costs and expenses, improve our systems and processes, and improve our performance in serving customers.

While we still have much work to do, we did make significant progress in a number of important areas under extremely difficult market conditions. During fiscal year 2002, we:

- Lowered SG&A and R&D expenses by about $4.6 billion.
- Reduced cash used in operating activities and for capital expenditures by $3.6 billion to $1.2 billion.
- Reduced vendor financing commitments from $5.3 billion to $1.3 billion.
- Ended fiscal 2002 with $4.4 billion in cash and short-term investments, giving us the liquidity we need to fund our operations and our restructuring plan.

These results were achieved in the face of an uncertain market and the continuing challenges to our top line. Our progress is a clear indication of our employees' incredible resolve and continued dedication to the business and to supporting our customers during this prolonged industry downturn.



HENRY B. SCHACHT
Chairman

PATRICIA F. RUSSO
President and Chief Executive Officer

FINANCIAL SUMMARY

For the year ended Sept. 30, 2002, revenues declined about 42 percent compared with the prior year, from $21.3 billion to $12.3 billion, and the loss from continuing operations was $3.51 per share, compared with a loss of $4.18 per share for fiscal 2001.

On a segment basis, revenues for the year in Integrated Network Solutions decreased 48 percent, to $6.4 billion, compared with fiscal 2001, and Mobility Solutions' revenues declined 13 percent to $5.4 billion, compared with the previous year.

On June 1, 2002, we completed the spinoff of our microelectronics business as a separate company known as Agere Systems. In addition, in the first fiscal quarter of 2002 we completed the sale of our Optical Fiber Solutions business to Furukawa Electric Co., Ltd.

LOOKING AHEAD

Increasingly, it has become more difficult to predict how the spending patterns of service providers will unfold in the coming quarters.

However, it is clear that service providers need to deploy profitable new services, reduce the complexity of their operations, and optimize and evolve their current networks. Like us, our service provider customers also must reduce costs and drive down expenses to maximize the use of available capital.

So we have developed detailed plans that respond to these new market realities.

Lucent intends to be the premier global supplier of networking solutions for service providers. With our industry-leading offerings in mobility, optical, circuit and packet switching and network operations software, designed by Bell Labs, combined with our unparalleled network know-how, we have what our customers need to evolve their existing network investments and offer next-generation services.

In April 2002, Verizon Communications named Lucent its

exclusive provider for future developments of Dense Wavelength Division Multiplexing (DWDM) technology. Verizon is using our Metropolis® Enhanced Optical Networking (EON) equipment to expand the bandwidth of its existing network and cost-effectively deliver new revenue-generating, high-speed services such as Gigabit Ethernet and interoperable storage solutions to its customers. Our Metropolis optical products are in more than 45 trials and deployments.

The LambdaUnite™ MultiService Switch introduced in January 2002 was an immediate hit with customers, including Deutsche Telekom in Germany, Sichuan Telecom and Shanghai Telecom in China, and Edison Carrier Solutions through LightRiver Technologies in the United States.

We have an industry-leading long-haul optical transport system, LambdaXtreme™ that made its debut in March, and it's now in trial with about a half dozen customers.

OPPORTUNITIES FOR INTEGRATED NETWORK SOLUTIONS

We also have opportunities with our service provider customers who have massive investments in their installed base of circuit switches, and these customers tell us they plan to leverage that investment.

We are working closely on a customer-by-customer basis to help them evolve their 5ESS® platforms to increase capacity, reduce footprint, lower cost of operations and accelerate new feature introductions. For instance:

- In May 2002, we announced a multiyear agreement with SBC Communications Inc. to provide SBC with an Internet protocol (IP) Centrex solution. SBC is using the Lucent IP Centrex platform for its SBC Centrex IP service, which helps business customers take advantage of new cutting-edge central office-based services.
- A new large capacity switch is now in its first-office application with a large regional carrier, boosting capacity from 90,000 to 260,000 ports on the same switch.
- A new high-density optical interface unit, which increases capacity tenfold, is being tested in another regional carrier's lab.

In the network core, we are committed to a MultiProtocol Label Switching (MPLS) migration. Given our customers' stated intent to focus on leveraging their embedded networks, we will enhance our GX 550™ MultiService Core Switch feature set with MPLS and other features, as requested by and committed to by our customers. At the network edge we will continue to invest in products such as the CBX 500® Multiservice WAN Switch and the PacketStar® PSAX Multiservice Media Gateway, which has found new success and new market opportunities supporting wireless networks.

One area where we will be increasing our investment is network management software, which directly addresses our customers' need to reduce operational complexity and optimize their networks. Because we have a deep understanding of how networks work and a portfolio of software to help operate and evolve networks, this is very definitely a near and clear opportunity.

For example, our new Navis™ iOperations software portfolio is focused on simplifying network management for our customers, reducing costs, improving reliability, and helping them accelerate the time to market for voice and data services.

To date, more than a thousand service provider and enterprise customers have deployed Lucent software products.


Sprint
Shoot & Share Pictures
The widest selection of wireless phones

Members of the Lucent team that deployed Sprint PCS' nationwide third-generation (3G) wireless network two months ahead of schedule. Lucent Worldwide Services was an invaluable resource for enabling the quick pace. (From left) Gary Perry, Mervin Johnson, Mike Simmons and Clarence Savage. Johnson shows the team a 3G-enabled personal digital assistant that Sprint PCS subscribers use with their PCS Vision service.

STRENGTH IN MOBILITY SOLUTIONS

We have the most experience in delivering next-generation 3G mobility solutions and we are the global leader in delivering spread spectrum solutions.

Our recent contract announcements with China Unicom for more than $400 million and with two wireless service providers in India, Reliance Infocom and Tata Teleservices, for several hundred million dollars, are the latest in a string of recent customer announcements.

We remain the global leader in CDMA spread spectrum networks, with more than 70,000 base stations providing commercial service around the world. More than 35,000 of those base stations are providing 3G services for our customers today. We have built more CDMA networks than anyone else, and we are leveraging that expertise to establish a strong position in the early stages of UMTS deployment.

Understanding spread spectrum is key to delivering UMTS. Our knowledge and leadership in this technology will serve as a significant competitive advantage as next-generation wireless systems are deployed.

In addition, Lucent conducted a series of in-depth studies that identified substantial demand for high-speed mobile data access among businesses, particularly for e-mails with data-heavy attachments, as well as for Internet and corporate Intranet access.



Teams collaborating across Lucent—Verizon Customer Team, Metro Optical Product Teams, Supply Chain Networks, Technical Support Services and Lucent Worldwide Services—worked to provide Verizon Communications with Lucent's cost-effective, high-speed Metropolis Enhanced Optical Networking DWDM system. (From left) Mirga Girnius, Ray Higgins, Dale Seiberg, Bill Sullivan and Dick Di Pasquale.

These studies also revealed that 3G mobile operators utilizing spread spectrum systems are in the best position to provide these services to enterprise customers. We are providing these findings to our mobile operator customers to help them develop a business model that will serve their customers' needs.

SERVICES: A KEY DIFFERENTIATOR

We are putting more emphasis on our Services business.

Even with the telecom market as challenging as it is, Services remains a near and clear opportunity. Our customers spend about $30 billion a year on the types of services that Lucent can provide—services that they contract for with other outside companies.

Lucent Worldwide Services (LWS) plans to address more of the services market by expanding into new areas like network integration, multivendor networking and outsourcing.

This is a great differentiator for us. We have one of the largest skilled groups of technicians, engineers and installers serving most of Lucent's top customers on five continents. We offer services solutions such as planning, design, deployment, integration and operations of multivendor, multitechnology networks.

LWS is focused on the areas that matter most to our customers in cash-crunch times like these: revenue recovery, network optimization and inventory management.

Our Services business remains a critical component of the value we bring to customers. This is evident in that a significant number of Lucent's contracts in 2002 had a services component.

For example, in the SBC-IP Centrex announcement mentioned earlier, LWS worked closely with the customer to deploy the solution simultaneously in five U.S. locations despite a very ambitious timeline.

Also, as we announced earlier this year, LWS was selected by British Telecommunications PLC (BT) to provide general network support and services for its United Kingdom network infrastructure. LWS is providing support for several components of BT's network, including optical, IP, voice and data switching elements, as well as BT's 999 emergency services network.

In summary, we believe that we still have a robust and very competitive set of products and services in the areas where we know our customers will be investing to expand their existing networks over the near term.

We intend to emerge from these difficult times as the strongest player in the market and the partner of choice for our customers.

In short, we've reset our strategy to match new market realities, and we're putting plans in place that are designed to leverage our strengths, create additional revenue sources, and focus completely on helping our customers improve their businesses.

BELL LABS: INNOVATION CENTRAL

Bell Labs, with a world-renowned research and development (R&D) heritage that's more than three-quarters of a century in the making, continues to serve as Lucent's innovation engine.

The combined effort of thousands of employees around the world in research and development continues to yield exciting technological breakthroughs, as well as leading-edge products and services that help keep Lucent at the forefront of communications.

Today, Bell Labs has more networking expertise than can be found anywhere in the world, and is the most prolific source of innovations in the telecommunications industry. Bell Labs earns an average of more than two patents each workday, and remains No. 1 in technological strength in the telecommunications industry as ranked by MIT's *Technology Review* magazine for the second straight year.



Bell Labs researchers David Garrett (standing) and Mark Bickerstaff are members of the research team in Australia that developed Lucent's prototype BLAST chips, which have the potential to dramatically increase the capacity of wireless networks while consuming less battery power in devices such as mobile phones, laptops and personal digital assistants.

We continue to improve the alignment between our technology vision and business strategy, and Bell Labs innovations are moving from lab to market faster than ever. Especially in today's environment, having an in-house R&D brain trust like Bell Labs is an important strategic advantage for Lucent.

A NEW START IN FISCAL 2003

In early October 2002, we announced additional restructuring actions that are designed to ensure our financial viability and reshape the business so that we are positioned to meet the needs of service providers when the market recovers.

These actions will further realign and refocus Lucent and its operations as we reduce our cost and expense structure to achieve quarterly breakeven revenue at $2.5 billion by the end of fiscal 2003. And we will work to reduce it further.

Lucent will be smaller going forward—about 35,000 employees—after streamlining our product line and eliminating more jobs in the coming year. This is painful for all involved. But in order for us to return to profitability by the end of fiscal 2003, we must become a slimmer, more streamlined company.

When we've completed our restructuring plan, however, we will continue to have one of the largest work forces focused on the service provider customer. And we will continue to have the strongest customer relationships.

Throughout the past year we have met with our customers to understand their needs and to articulate the value Lucent can bring to their business. Based on these and other discussions, we are focusing our investments on the nearest and clearest market opportunities that help our customers build and enhance their existing networks to offer next-generation services.

Looking ahead, we remain confident that the market will eventually turn around as constrained spending by service providers gives way to network expansion, new service applications and enhanced revenue opportunities.

We have demonstrated our resolve and our commitment to execute the cost and expense plans we put in place. We have a tremendous set of assets, a strong foundation of customer relationships and the best people in the industry. We are respected as a leading player in our market.

We will remain focused on our customers and on new revenue opportunities. This year our resolve and resiliency were tested like never before. But we are weathering the storm and continue to concentrate on the things we can control: keeping our commitments to customers and strenuously improving our cost and expense structure.

Going forward, our No. 1 priority is to return to profitability by the end of fiscal year 2003. We have the skilled employees, the award-winning R&D resources and sufficient cash to fund our operations.

We invite you to track our progress during the coming year by logging on to www.lucent.com.

Henry B. Schacht
Chairman

Patricia F. Russo
President and Chief Executive Officer

December 2, 2002

FINANCIAL REVIEW 2002

Management's Discussion and Analysis
of Results of Operations and Financial Condition

- Forward-Looking Statements 6
- Overview 6
- Application of Critical Accounting Policies 7
- Results of Operations 9
- Liquidity and Capital Resources 15
- Risk Management 18

Five-Year Summary of Selected Financial Data 20

Report of Management and
Report of Independent Accountants 21

Consolidated Financial Statements

- Consolidated Statements of Operations 22
- Consolidated Balance Sheets 23
- Consolidated Statements of Changes in Shareowners' (Deficit) Equity 24
- Consolidated Statements of Cash Flows 25

Notes to Consolidated Financial Statements

- Summary of Significant Accounting Policies 26
- Business Restructuring Charges and Asset Impairments, Net 28
- Discontinued Operations 30
- Business Dispositions and Combinations 31
- Supplementary Financial Information 33
- Earnings (Loss) Per Common Share 34
- Comprehensive Income (Loss) 34
- Income Taxes 35
- Debt Obligations 36
- Redeemable Convertible Preferred Stock 37
- Employee Benefit Plans 37
- Stock Compensation Plans 40
- Operating Segments 42
- Financial Instruments 44
- Securitizations and Transfers of Financial Instruments 46
- Accounting Changes 47
- Commitments and Contingencies 47
- Recent Pronouncements 50
- Quarterly Information (Unaudited) 51

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as "expects,""anticipates,""targets,""goals,""projects,""intends,""plans," "believes,""seeks,""estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include: the failure of the telecommunications market to improve or improve at the pace we anticipate; continued net losses may reduce or impair our legally available surplus; our ability to realize the benefits we expect from our strategic direction and restructuring program; our ability to secure additional sources of funds on reasonable terms; our credit ratings; our ability to compete effectively; our reliance on a limited number of key customers; our exposure to the credit risk of our customers as a result of our vendor financing arrangements and accounts receivable; our reliance on third parties to manufacture most of our products; the cost and other risks inherent in our long-term sales agreements; our product portfolio and ability to keep pace with technological advances in our industry; the complexity of our products; our ability to retain and recruit key personnel; existing and future litigation; our ability to protect our intellectual property rights and the expenses we may incur in defending such rights; changes in environmental health and safety law; changes to existing regulations or technical standards; the social, political and economic risks of our foreign operations; the impact if our common stock is de-listed from the New York Stock Exchange; and the costs and risks associated with our pension and postretirement benefit obligations. For a further list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions, or otherwise.

OVERVIEW

We design and deliver networks for the world's largest communications service providers. Backed by Bell Labs research and development, we rely on our strengths in mobility, optical, data and voice networking technologies, as well as software and services, to develop next-generation networks. Our systems, services and software are designed to help customers quickly deploy and better manage their networks and create new, revenue-generating services that help businesses and consumers.

Beginning in fiscal 2001, the global telecommunications market deteriorated, reflecting a significant decrease in the competitive local exchange carrier market and a significant reduction in capital spending by established service providers. This trend intensified during fiscal 2002. We believe that large service providers, primarily in the wireline market, have reduced their capital spending by more than 25% since the end of 2001. The U.S. wireline service provider capital spending declined by about 40%. Additional capital spending reductions may occur during 2003. Reasons for this reduction include the general economic slowdown, network overcapacity, customer bankruptcies, network build-out delays and limited capital availability. As a result, our sales and results of operations have been and may continue to be adversely affected. The significant slowdown in capital spending has created uncertainty as to the level of demand in our target markets. In addition, the level of demand can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in our markets, accurately forecasting future results, earnings and cash flow is increasingly difficult.

As discussed in more detail throughout our MD&A:

- our results of operations during the past two years were adversely affected by the rapid and sustained deterioration of the telecommunications market. After several years of significant growth, our revenues declined during fiscal 2002 and 2001 by 42% and 26%, respectively, as compared to the respective prior year. The significant reduction in capital spending by service providers, among other factors, contributed to this decline;
- our gross margin rates, which historically had been at least 40%, declined to 12.6% and 9.7% during fiscal 2002 and 2001, respectively. The significant and rapid decline in revenue from decreased market demand and product line discontinuances led to significant inventory charges and high-unabsorbed fixed costs, which, among other factors, adversely affected our gross margin rates;
- we were able to reduce our operating expenses as a result of cost reductions under our restructuring actions; however, these actions resulted in net business restructuring and asset impairment charges of $2.3 billion and $10.2 billion during fiscal 2002 and 2001, respectively;
- we recorded significant provisions for bad debts and customer financings of $1.3 billion and $2.2 billion during fiscal 2002 and 2001, respectively, as a result of the significant deterioration of the financial health of certain customers. Most of these provisions were related to commitments made and loans drawn under our customer-financing program during prior years; and
- we recorded a full valuation allowance on our net deferred tax assets during fiscal 2002, which resulted in a tax provision of $4.8 billion despite a pre-tax loss from continuing operations of $7.1 billion.

All of these factors contributed significantly to our loss from continuing operations of $11.8 billion and $14.2 billion during fiscal 2002 and 2001, respectively. The fiscal 2001 results were also adversely affected by $3.2 billion of net losses from discontinued operations, which primarily related to our share of Agere's estimated losses through the June 1, 2002 spinoff date. We also completed several dispositions during the past two years, the most significant being the sale of our optical fiber business ("OFS"), resulting in a $664 million gain during fiscal 2002. Our dispositions did not have a significant effect on our results from continuing operations, except for the sale of OFS, which had revenues of $2.0 billion and pretax income of $541 million during fiscal 2001.

In fiscal 2002, we restructured our operations into distinct wireline and wireless units, and targeted the large service providers in each segment. We believe structuring our business along customer lines – wireline and wireless – enables us to better serve the needs of our large service provider customers.

Our wireline segment, Integrated Network Solutions ("INS"), focuses on global wireline service providers, including long distance carriers, traditional local telephone companies and Internet service providers. INS primarily sells and services core switching and access and optical networking products. Our wireless segment, Mobility Solutions ("Mobility"), offers products to support the needs of its customers for radio access and core networks and primarily sells and services wireless products to wireless service providers. Both segments offer network management and application and service delivery products. We support these two new segments through a number of central organizations, including our services organization and corporate headquarters. Manufacturing and supply chain functions are part of a single global supply chain network organization that manages the materials and activities necessary to produce and deliver products to our customers.

During this prolonged market downturn, we have worked closely with our customers to position the full breadth of our products and services, significantly reducing our cost structure and reducing our quarterly earnings per share ("EPS") breakeven revenue figure. If capital investment levels continue to decline, or if the telecommunications market does not improve or improves at a slower pace than we anticipate, our revenues and profitability will continue to be adversely affected. We are financially planning for our revenues to decline by about 20% during fiscal 2003. However, our results are expected to improve by realizing higher gross margin rates and lower operating expenses resulting from improved product mix, cost reductions related to our restructuring actions, lower inventory-related charges, and lower provisions for bad debts and customer financings.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

The impact of changes in the estimates and judgments pertaining to revenue recognition, receivables and inventories is directly reflected in our segments' operating loss. Although any charges related to our net deferred tax assets and goodwill and other acquired intangibles are not reflected in the segment results, the long-term forecasts supporting the realization of those assets and changes in them are significantly affected by the actual and expected results of each segment. Generally, the changes in estimates related to pension and postretirement benefits, our restructuring program and litigation will not affect our segment results, although execution of the restructuring plans by each segment may cause related changes in the estimates.

We have discussed the application of these critical accounting policies with our board of directors and Audit and Finance Committee. There was no initial adoption of any accounting policies during fiscal 2002. See Note 18 to the consolidated financial statements for recent accounting pronouncements.

Revenue recognition

Most of our sales are generated from complex contractual arrangements, which require significant revenue recognition judgments, particularly in the areas of multiple element arrangements and collectibility. Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on objective evidence of the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. We have determined that the customer or a third party can install most of our equipment, and as a result, revenue may be recognized upon delivery of the equipment, provided all other revenue recognition criteria are met. The assessment of collectibility is particularly critical in determining whether revenues should be recognized in the current market environment. As part of the revenue recognition process, we determine whether trade and notes receivable are reasonably assured of collection based on various factors, including our ability to sell those receivables and whether there has been deterioration in the credit quality of our customers that could result in our being unable to collect or sell the receivables. In situations where we have the ability to sell the receivable, revenue is recognized to the extent of the value we could reasonably expect to realize from the sale. We will defer revenue and related costs if we are uncertain as to whether we will be able to sell or collect the receivable. We will defer revenue but recognize costs when we determine that the collection or sale of the receivable is unlikely. For sales generated from long-term contracts, primarily those related to customized network solutions and network build-outs, we generally use the percentage of completion method of accounting. In doing so, we make important judgments in estimating revenue and cost and in measuring progress towards completion. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances; any losses on contracts are recognized immediately. We also sell products through multiple distribution channels, including resellers and distributors. For products sold through these channels, revenue is generally recognized when the reseller or distributor sells the product to the end user. The total amount of deferred revenue, including deferrals relating to collectibility concerns, undelivered elements and multiple distribution channels was approximately $228 million and $550 million at September 30, 2002 and 2001, respectively.

Receivables and customer financing

We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and related aging of the past due balances. Our provisions for bad debts and customer financings during fiscal 2002, 2001, and 2000 amounted to approximately $1.3 billion, $2.2 billion, and $500 million, respectively. At September 30, 2002 and 2001, our receivables of $1.6 billion and $4.6 billion, respectively, included reserves of $325 million and $634 million, respectively. Under our customer financing program, there were approximately $950 million and $2.1 billion of reserves on the $1.1 billion and $3.0 billion of drawn commitments at September 30, 2002 and 2001, respectively. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and re-evaluated and adjusted as additional information is received. Our reserves also are determined by using percentages applied to certain aged receivable categories. Significant increases in reserves have been recorded during fiscal 2002 and 2001, and may occur in the future due to the market environment. In addition, at September 30, 2002, we had approximately $500 million of net assets from long-term projects that have been winding down in Saudi Arabia (primarily long-term receivables included in other assets). We have concluded that these net assets are realizable based on our contractual rights and past collection history.

Inventories

We are required to state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes, and longer than previously expected usage periods. We have experienced significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines, as well as declining market conditions. As a result, we incurred net inventory charges of approximately $620 million, $2.4 billion and $360 million during fiscal 2002, 2001 and 2000, respectively. At September 30, 2002 and 2001, inventories of $1.4 billion and $3.6 billion respectively, are net of reserves of approximately $1.4 billion and $1.1 billion, respectively. It is possible that significant changes in required inventory reserves may continue to occur in the future if there is a further decline in market conditions and if additional restructuring actions are taken.

Income taxes

We currently have significant deferred tax assets resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences, which will reduce taxable income in future periods. At September 30, 2001 and continuing through March 31, 2002 we provided valuation allowances on future tax benefits with relatively short carryforward periods such as foreign tax credits, foreign net operating losses, capital losses and most state net operating losses. At that time, we believed it was more likely than not that the remaining net deferred tax assets of $5.2 billion at both September 30, 2001 and March 31, 2002 would be realized principally based upon forecasted taxable income, generally within the twenty-year research and development ("R&D") credit and net operating loss carryforward periods, giving consideration to substantial benefits realized to date through our restructuring program. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. During the fiscal 2002 third quarter-end review, several significant developments were considered in determining the need for a full valuation allowance, including the continuing and recently more severe market decline, uncertainty and lack of visibility in the telecommunications market as a whole, a significant decrease in sequential quarterly revenue levels, a decrease in sequential earnings after several quarters of sequential improvement and the necessity for further restructuring and cost reduction actions to attain profitability. As a result of our assessment, we established a full valuation allowance for our remaining net deferred tax assets at June 30, 2002. During the fourth quarter of fiscal 2002, we maintained a full valuation allowance on our net deferred tax assets. Until we reach an appropriate level of profitability we do not expect to recognize any significant tax benefits in our future results of operations. Our income tax provision (benefit) included charges related to changes in valuation allowances of approximately $7.9 billion, $540 million and $40 million during fiscal 2002, 2001, and 2000, respectively. As of September 30, 2002 and 2001, our total valuation allowance on net deferred tax assets was approximately $10.0 billion and $740 million, respectively.

Intangible assets

We currently have intangible assets, including goodwill and other acquired intangibles of $224 million and capitalized software development costs of $570 million. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments based upon short and long-term projections of future performance. Certain of these forecasts reflect assumptions regarding our ability to successfully develop and ultimately commercialize acquired technology. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances. For example, we had taken significant impairment charges, including $4.1 billion related to goodwill and other acquired intangibles and $362 million related to capitalized software under our restructuring program during fiscal 2001. During fiscal 2002, the continued and recently sharper decline in the telecommunications market prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments, including those relating to short and longer-term growth rates. As a result of our analysis, during fiscal 2002 we determined that impairment charges of $975 million were required because the forecasted undiscounted cash flows were less than the book values of certain businesses. The charges were measured on the basis of comparison of estimated fair values with corresponding book values and relate primarily to goodwill recorded in connection with our September 2000 acquisition of Spring Tide Networks. Fair values were determined on the basis of discounted cash flows. In addition, in the fourth quarter of fiscal 2002, we recorded approximately $200 million of capitalized software impairments and $50 million in property, plant and equipment impairments, primarily as a result of delays and increasing uncertainties in the development of the universal mobile telecommunications systems ("UMTS") market. Goodwill and other acquired intangibles at September 30, 2002, is primarily related to our acquisition of Yurie Systems, Inc., which provides asynchronous transfer mode access equipment. We have concluded that this amount is realizable based upon projected undiscounted cash flows through 2006. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that forecasts used to support our intangible assets may change in the future, which could result in additional non-cash charges that would adversely affect our results of operations and financial condition.

Pension and postretirement benefits

We have significant pension and postretirement benefit costs and credits, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are usually updated on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. The key assumptions used in developing our fiscal 2002 net pension and postretirement benefit credit were a 7% discount rate, a 9% expected return on plan assets and a 4.5% rate of compensation increase. These were consistent with the prior year assumptions except that the discount rate was reduced by one-half of a percent due to current market conditions. Compared with the prior year, our net pension and postretirement benefit credit in fiscal 2002 was reduced by $111 million to $972 million, excluding the impact of restructuring actions. Our net pension and postretirement benefit credit is expected to be reduced to approximately $500 million during fiscal 2003, primarily as a result of lower plan assets, a reduction in the discount rate from 7% to 6.5%, a reduction in the expected return on plan assets from 9% to 8.5% for pensions and from 9% to 7.93% for postretirement benefits. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased annual fiscal 2002 pre-tax loss by approximately $125 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased annual fiscal 2002 pre-tax loss by $200 million.

In addition, the estimated accumulated benefit obligation ("ABO") related to the U.S. management employees pension plan, as well as several other smaller pension plans, exceeded the fair value of the plan assets at September 30, 2002. This was due primarily to negative returns on the pension funds as a result of the overall decline in the equity markets and a decline in the discount rate used to estimate the pension liability as a result of declining interest rates in the U.S. Therefore, we were required to establish a minimum liability and record a $2.9 billion direct charge to equity for the difference to the extent the minimum liability exceeded the unrecognized prior service cost. Market conditions and interest rates significantly impact future assets and liabilities of our pension plans, and similar charges might be required in the future upon measurement of plan obligations which are usually completed by us at the end of a fiscal year.

We expect to have minimal, if any, cash requirements related to our pension and postretirement benefit plans during fiscal 2003. However during fiscal 2004, it is likely that we will be required to fund some portion of retiree health benefits and, depending on market conditions, we may be required to make a contribution to the pension plan of our U.S. management employees. Although it is difficult to estimate these potential fiscal 2004 cash requirements due to uncertain market conditions, we currently expect that the cash requirements for the retiree health benefits would be approximately $350 million. For more information, see the detailed risk factor included in our Form 10-K for the year ended September 30, 2002.

Business restructuring

During fiscal 2002 and 2001, we recorded significant charges in connection with our restructuring program. The related reserves reflect many estimates, including those pertaining to separation costs, inventory, settlements of contractual obligations and proceeds from asset sales. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. For example, we revised our estimates for certain fiscal 2001 restructuring plans during fiscal 2002 which resulted in a net credit of $333 million. As of September 30, 2002 and 2001, liabilities associated with our restructuring program were $1.1 billion and $1.6 billion, respectively. For more information, see Note 2 to the consolidated financial statements.

Legal contingencies

We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. For more information, see Note 17 to the consolidated financial statements.

RESULTS OF OPERATIONS

Revenues

The following table presents our U.S. and non-U.S. revenues and the approximate percentage of total revenues (dollars in millions):

	Years ended September 30,		
	2002	**2001**	**2000**
U.S. revenues	$ 8,148	$13,776	$19,829
Non-U.S. revenues	4,173	7,518	9,075
Total revenues	**$12,321**	**$21,294**	**$28,904**
	As a percentage of total revenues		
U.S. revenues	66.1%	64.7%	68.6%
Non-U.S. revenues	33.9%	35.3%	31.4%
Total revenues	**100.0%**	**100.0%**	**100.0%**

Fiscal 2002 vs. 2001

Continued reductions in capital spending in fiscal 2002 by service providers, primarily affecting our INS segment, and business dispositions were the primary reasons for the lower revenues in fiscal 2002 than in fiscal 2001. The revenue decline resulting from business dispositions was $2.3 billion for fiscal 2002, of which approximately 84% was a result of the sale of the OFS business in the first quarter of fiscal 2002. The impact of product rationalizations and discontinuances under our restructuring program has not had a significant effect on our overall trend of revenues.

Fiscal 2001 vs. 2000

A significant decrease in the competitive local exchange carrier ("CLEC") market and a significant reduction in capital spending by service providers were the primary reasons for the decline in revenues. In addition, we implemented a more selective customer-financing program, which also had a negative impact on revenues. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements. The adoption of SAB 101 in fiscal 2001 did not have a significant impact on revenues or the comparability of results of operations for the periods presented (see Note 16 to the consolidated financial statements).

Gross Margin

The following table presents our gross margin and the percentage to total revenues (dollars in millions):

	Years ended September 30,		
	2002	2001	2000
Gross margin	$1,552	$2,058	$11,714
Gross margin rate	12.6%	9.7%	40.5%

Inventory and other charges negatively affected the gross margin rate in fiscal 2002 and 2001 by approximately 13 percentage points and 11 percentage points, respectively. The total dollar amount of charges was lower in fiscal 2002, primarily due to lower inventory levels resulting from our strategy of focusing on large service providers, our restructuring program and improved inventory management. However, due to the significant revenue decline in fiscal 2002, the charges had a greater impact on the gross margin rate. These charges were primarily related to items or events associated with customers experiencing financial difficulties and in some cases declaring bankruptcy or becoming insolvent, costs associated with supplier and customer contract settlements, higher provisions for slow-moving and obsolete inventory, adjustments to certain long-term projects and higher than expected costs due to certain customer obligations and product performance issues.

During fiscal 2002 and 2001, we recorded $64 million and $1.2 billion, respectively, of inventory charges associated with product line rationalizations and product line discontinuances under our restructuring program. These inventory charges negatively affected the gross margin rate for fiscal 2002 and 2001 by 1 percentage point and 6 percentage points, respectively. Our product mix in fiscal 2002 was adversely affected by the sale of OFS.

Also, significant reductions in capital spending by service providers reduced sales volumes across all product lines and services more quickly than the reduction in our fixed costs, which resulted in less absorption of fixed costs. The net change in unabsorbed fixed costs as well as all other factors affecting gross margin, including changes in geographic and product mix, negatively affected the gross margin rate for fiscal 2002 and 2001.

Operating Expenses

The following table presents our operating expenses (dollars in millions):

	Years ended September 30,		
	2002	2001	2000
Selling, general and administrative ("SG&A") expenses, excluding the following two items	$2,466	$ 4,240	$4,743
Provision for bad debts and customer financings	1,253	2,249	505
Amortization of goodwill and other acquired intangibles	250	921	362
Total SG&A	3,969	7,410	5,610
Research and development ("R&D")	2,310	3,520	3,179
Purchased in-process research and development ("IPRD")	–	–	559
Business restructuring charges and asset impairments, net	2,252	10,157	–
Operating expenses	**$8,531**	**$21,087**	**$9,348**

SG&A expenses

Excluding provisions for bad debts and customer financings and amortization of goodwill and other acquired intangibles, SG&A expenses decreased by 41.8% during fiscal 2002 as compared with fiscal 2001 and decreased by 10.6% in fiscal 2001 as compared with fiscal 2000. The decreases in fiscal 2002 and 2001 were primarily a result of headcount reductions under our restructuring program and other cost savings initiatives that limited discretionary spending. Approximately 80% of the fiscal 2002 reductions were in the INS segment due to the greater degree of product rationalization efforts in INS as well as the required cost reductions due to the significant INS revenue decline.

Provision for bad debts and customer financings

Many of our customers have been negatively affected by the continued decline in telecommunications market conditions. As a result, the creditworthiness of certain customers has declined, resulting in some having to file for bankruptcy protection or having been declared insolvent. As a result, we have provided reserves for certain trade and notes receivable and sold others at significant discounts in the periods presented. We may have to record additional reserves or write-offs in the future.

Fiscal 2002 vs. 2001

During fiscal 2002, $765 million of provisions related to customer financings with the balance relating to trade receivables. Approximately one-third of the provision for customer financings was related to one customer that defaulted under the terms and conditions of its customer financing agreement. Approximately 55% of the total provisions were related to INS customers and 39% were related to Mobility customers. The remaining provisions were not related to reportable segments.

Fiscal 2001 vs. 2000

The deterioration of the creditworthiness of certain customers resulted in higher provisions for bad debts and customer financings in fiscal 2001 as compared with fiscal 2000. Provisions for three customer financings, including provisions for amounts due from One.Tel and Winstar, accounted for approximately 60% of fiscal 2001 expense. On April 18, 2001, Winstar filed for Chapter 11 bankruptcy protection, and in late May 2001, One.Tel filed for voluntary administration (bankruptcy). Approximately 63% of the total provisions were related to INS customers and 34% were related to Mobility customers. The remaining provisions were not related to reportable segments.

Amortization of goodwill and other acquired intangibles

Fiscal 2002 vs. 2001

Amortization of goodwill and other acquired intangibles was significantly lower in fiscal 2002 as compared with fiscal 2001 as a result of restructuring actions committed to in fiscal 2001 that reduced total goodwill and other acquired intangibles by $4.1 billion, primarily related to the discontinuance of the Chromatis Networks, Inc. product portfolio. In addition, as a result of the continued downturn in the telecommunications market during fiscal 2002, impairment charges of $975 million were recognized in fiscal 2002, primarily related to goodwill associated with Spring Tide.

Fiscal 2001 vs. 2000

The full-year effect of the acquisitions of Chromatis in June 2000 and Spring Tide in September 2000 were the primary reasons for the increase in the amortization of goodwill and other acquired intangibles in fiscal 2001 as compared with fiscal 2000.

R&D

Fiscal 2002 vs. 2001

The decrease in R&D expenses in fiscal 2002 as compared with fiscal 2001 was primarily due to headcount reductions and product rationalizations under our restructuring program. Approximately 75% of the fiscal 2002 reductions were in the INS segment due to the greater degree of product rationalizations in INS.

During fiscal 2002, 53% of our R&D was attributable to our INS segment, and most of the remaining amounts were attributable to our Mobility segment. The INS spending was primarily related to next-generation products, including optical products for both long haul and metro networks, multi-service switches that can handle both Internet protocol services and multiple network traffic protocols, network operations software solutions, and digital subscriber line products. The Mobility spending was primarily related to code division multiple access ("CDMA") and UMTS next-generation technologies.

Fiscal 2001 vs. 2000

The increase in R&D expenses for fiscal 2001 as compared with fiscal 2000 was primarily due to acquisitions made late in fiscal 2000 and new product development, particularly in next-generation optical networking and wireless products, partially offset by headcount reductions and product rationalizations under our restructuring program.

During fiscal 2001, 60% of our R&D was attributable to our INS segment and most of the remaining amounts were attributable to our Mobility segment.

IPRD

In connection with the acquisitions in fiscal 2000 of Chromatis and Spring Tide, we allocated non-tax impacting charges of $428 million and $131 million, respectively, of the total purchase price to IPRD. As part of the process of analyzing each of these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on a number of factors, including the amount of time it would take to bring the technology to market. We also considered Bell Labs' resource allocation and its progress on comparable technology, if any. We expect to use the same decision process in the future.

On June 28, 2000, we completed the purchase of Chromatis. Chromatis was involved in the development of next-generation optical transport solutions that provide telecommunications carriers with improvements in the cost, efficiency, scale and management of multiservice metropolitan networks. At the acquisition date, costs to complete the research and development efforts related to the product were expected to be $7.8 million. A risk-adjusted discount rate of 25% was used to discount projected cash flows. As part of our restructuring program in fiscal 2001, the Chromatis product portfolio was discontinued and all of the remaining assets, primarily goodwill and other acquired intangibles, were written off (see Note 2 to the consolidated financial statements).

On September 19, 2000, we completed the purchase of Spring Tide. Spring Tide was involved in the development of carrier-class network equipment that enables service providers to offer new, value-added Internet protocol ("IP") services and virtual private networks with low cost and complexity. At the acquisition date, costs to complete the research and development efforts related to the product were expected to be $0.5 million and $4.3 million in fiscal 2000 and 2001, respectively. A risk-adjusted discount rate of 25% was used to discount projected cash flows. In fiscal 2002, our remaining goodwill from the acquisition of Spring Tide was written off.

We estimated the fair value of IPRD for each of the above acquisitions using an income approach. This involved estimating the fair value of the IPRD using the present value of the estimated after-tax cash flows expected to be generated by the IPRD, using risk-adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of our weighted average cost of capital, as well as other factors, including the expected useful life of each technology, estimated profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated IPRD amounts so determined represented fair value and did not exceed the amount a third party would pay for the projects.

Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an IPRD project. At the date of acquisition, the IPRD projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

Business restructuring charges and asset impairments, net

Since beginning our restructuring program during the second quarter of fiscal 2001, we have realigned our resources to focus on the opportunities that we currently believe to be the most profitable for us – the large service provider market. We evaluated our manufacturing operations and decided to sell or otherwise lease certain of our manufacturing facilities and make greater use of contract manufacturers. We assessed our product portfolio and associated R&D, made decisions based on the needs of our largest service provider customers, deployed our resources to meet those needs and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and eliminated many duplications in marketing functions and programs, and centralized our sales support functions, which resulted in reduced associated product development costs. We sold the assets relating to a number of product lines whose products did not support our large service provider customers or our strategy. We closed facilities and reduced the workforces in many of the countries that we operated in at the end of fiscal 2000. As a result we incurred net business restructuring charges and asset impairments in fiscal 2001 of $11.4 billion. Due to continuing market declines in fiscal 2002, we committed to additional restructuring actions that resulted in net business restructuring charges and asset impairments of $1.3 billion. These actions are designed to enable us to achieve a cost structure that will result in EPS breakeven at a quarterly revenue level in late fiscal 2003 of $2.5 billion with a targeted gross margin rate of 35%. We generally expect to complete each restructuring plan within 12 months of committing to it.

During fiscal 2002, we recorded in operating expenses net business restructuring charges and related asset impairments of $1.3 billion and other impairment charges of $975 million, primarily related to Spring Tide's goodwill. This compares to $10.2 billion of net business restructuring charges and asset impairments recorded during fiscal 2001. We believe the restructuring actions committed to in fiscal 2001 will yield annual cost savings of approximately $5.0 billion, $4.0 billion of which will be reflected in operating expenses. We began to realize the full effect of these cost savings during the second quarter of fiscal 2002. In fiscal 2002, we committed to additional restructuring actions, primarily in the third and fourth quarters. These actions are expected to yield additional cost savings of approximately $2.0 billion, $1.4 billion of which is expected from reduced operating expenses. See Note 2 to the consolidated financial statements for more information.

Other Income (Expense), Net

Other income (expense), net consisted of the following items (dollars in millions):

	Years ended September 30,		
	2002	**2001**	**2000**
Interest income	$ 114	$ 255	$118
Minority interests in earnings of consolidated subsidiaries	(12)	(81)	(50)
Net income (loss) from equity method investments	14	(60)	(31)
Other-than-temporary write-downs of investments	(209)	(266)	(14)
Loss on foreign currency transactions	(46)	(58)	(18)
Net gains on sales of businesses	725	56	30
Legal settlements	(212)	–	–
Net gains (losses) on sales and settlements of financial instruments	(22)	18	347
Write-off of embedded derivative assets	–	(42)	–
Miscellaneous, net	(60)	(179)	(49)
Other income (expense), net	**$ 292**	**$(357)**	**$333**

Fiscal 2002

Other income (expense), net included $725 million of gains from business dispositions, $664 million of which was from the sale of the OFS business and China joint ventures, and interest income of $114 million related to our cash and cash equivalents. This was partially offset by a legal settlement of $162 million related to our former consumer products telephone leasing business and a $50 million purchase price adjustment to settle a claim with VTech Holdings Limited and VTech Electronics Netherlands B.V., and other-than-temporary investment write-downs of $209 million, primarily related to our investment in Commscope.

Fiscal 2001

Other income (expense), net primarily included other-than-temporary write-downs on several of our investments due to adverse market conditions and net losses from minority interests and equity method investments, offset in part by interest income. The write-off of the embedded derivative assets was primarily related to One.Tel.

Fiscal 2000

In fiscal 2000, other income (expense), net primarily included interest income and net gains on sales and settlements of financial instruments, including equity investments.

Interest Expense

Fiscal 2002 vs. 2001

Interest expense for fiscal 2002 decreased to $382 million as compared with $518 million for fiscal 2001. The decrease resulted from a significant reduction in short-term debt, partially offset by interest expense related to our trust preferred securities, which were issued in March 2002.

Fiscal 2001 vs. 2000

Despite lowering debt levels by approximately $2.1 billion in the latter half of fiscal 2001, interest expense increased to $518 million as compared with $342 million for fiscal 2000. The increase in interest expense was due to higher weighted average short-term debt levels, primarily related to borrowings under our credit facilities. In addition, interest expense in fiscal 2001 included the amortization of fees associated with entering into our credit facility arrangements.

Provision (Benefit) for Income Taxes

The following table presents our provision (benefit) for income taxes and the related effective tax (benefit) rates (dollars in millions):

	Years ended September 30,		
	2002	2001	2000
Provision (benefit) for income taxes	$ 4,757	$ (5,734)	$ 924
Effective tax (benefit) rate	67.3%	(28.8)%	39.2%

As discussed in more detail under "APPLICATION OF CRITICAL ACCOUNTING POLICIES," the effective tax rate for fiscal 2002 was significantly more than the U.S. statutory rate primarily due to providing for a full valuation allowance on our net deferred tax assets and not reflecting any significant tax benefits for the current fiscal year's losses.

The effective tax benefit rate for fiscal 2001 was lower than the U.S. statutory rate, primarily from the impact of non-tax deductible goodwill amortization, certain non-tax deductible business restructuring charges and asset impairments, as well as an increase in our deferred tax valuation allowances, all of which decreased the effective tax benefit rate. Such decrease was offset in part by research and development tax credits, which increased the effective tax benefit rate on the pre-tax loss.

The effective tax rate exceeded the U.S. statutory rate for fiscal 2000, primarily due to the write-offs of IPRD costs that were not deductible for tax purposes.

Income (Loss) from Continuing Operations

As a result of the above, income (loss) from continuing operations and related per share amounts are as follows (amounts in millions, except per share amounts):

	Years ended September 30,		
	2002	2001	2000
Income (loss) from continuing operations	$(11,826)	$(14,170)	$ 1,433
Basic earnings (loss) per share from continuing operations	$ (3.51)	$ (4.18)	$ 0.44
Diluted earnings (loss) per share from continuing operations	$ (3.51)	$ (4.18)	$ 0.43
Weighted average number of common shares outstanding – basic	3,426.7	3,400.7	3,232.3
Weighted average number of common shares outstanding – diluted	3,426.7	3,400.7	3,325.9

Income (Loss) from Discontinued Operations, Net

Income (loss) from discontinued operations, net for fiscal 2002, 2001 and 2000 was $73 million or $0.02 per basic and diluted share, ($3.2) billion or ($0.93) per basic and diluted share and ($214) million or ($0.06) per basic and diluted share, respectively (see Note 3 to the consolidated financial statements).

Extraordinary Gain, Net

During fiscal 2001, we recorded a gain of $1.2 billion, net of a $780 million tax provision, or $0.35 per basic and diluted share, from the sale of our power systems business.

Cumulative Effect of Accounting Changes, Net

Effective October 1, 2000, we recorded a net $38 million charge for the cumulative effect of certain accounting changes. This was comprised of a $30 million earnings credit ($0.01 per basic and diluted share) from the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and a $68 million charge to earnings ($0.02 per basic and diluted share) from the adoption of SAB 101.

Results of Operations by Segment

INS

The following table presents external revenues, U.S. and non-U.S., and operating income (loss) (dollars in millions):

	Years ended September 30,		
	2002	2001	2000
U.S. revenues	$ 3,490	$ 7,065	$12,548
Non-U.S. revenues	2,925	5,198	6,106
Total revenues	$ 6,415	$ 12,263	$18,654
Operating income (loss)	$ (2,769)	$ (4,724)	$ 1,685
Return on sales	(43.2%)	(38.5%)	9.0%

Fiscal 2002 vs. 2001

During fiscal 2002, INS revenues declined by 47.7% as a result of continuing reductions and delays in capital spending by service providers. The decline was reflected in all product lines and geographic regions, except for China. The deterioration of creditworthiness or financial condition of certain service providers also adversely affected revenues, although to a much lesser degree. Approximately, 60% of the decline was in the United States, and about 40% was non-U.S., primarily in EMEA (Europe, Middle East, and Africa). The five largest INS customers represented about 40% of INS revenues during fiscal 2002, and accounted for about 45% of the revenue decline as compared with fiscal 2001.

During fiscal 2002, the operating loss declined by $2.0 billion to an operating loss of approximately $2.8 billion. The $2.8 billion operating loss was driven by a 2.2% gross margin rate and $2.9 billion of operating expenses, which included $683 million of provisions for bad debts. The INS gross margin rate continues to be under significant pressure and declined from 10.3% in fiscal 2001 to 2.2% in fiscal 2002. The low gross margin rates were primarily a result of unabsorbed fixed costs as a result of significantly lower revenue levels, as well as significant inventory charges. The decline from fiscal 2001 was primarily due to the continued decrease in sales volume, partially offset by lower inventory charges and cost reductions. Operating expenses declined $3.1 billion, of which $2.3 billion resulted from headcount reductions and less discretionary spending. The remaining decrease was from a decrease in provisions for bad debts and customer financings of $742 million, primarily due to the significant charges incurred for amounts due from Winstar in the prior year.

Fiscal 2001 vs. 2000

During fiscal 2001, INS revenues declined by 34%. The decline primarily resulted from reductions and delays in capital spending by large service providers and was reflected in all product lines. The most significant declines were in the U.S., especially associated with large service providers. Our five largest customers represented about 45% of INS revenues during fiscal 2001, and about 40% of the revenue decline as compared with revenues realized from those customers in fiscal 2000. The deterioration of creditworthiness or financial condition of certain service providers and CLECs also adversely affected revenues, although to a lesser degree. The decrease in non-U.S. revenues for fiscal 2001 was also attributable to the continued wind-down of a project with Saudi Telecommunications Company ("STC").

During fiscal 2001, the operating income (loss) declined by approximately $6.4 billion to a loss of $4.7 billion. Lower gross margin of $6.0 billion and higher operating expenses of $412 million drove this decline. The gross margin decrease resulted from a significant decline in the gross margin rate from 38.9% to 10.3%, primarily due to lower sales volume and significant inventory-related charges. The $412 million increase in operating expenses resulted from $993 million of higher provisions for bad debts and customer financings, partially offset by $581 million of lower expenses, primarily due to headcount reductions and less discretionary spending. The higher provisions for bad debts and customer financings primarily related to significant charges incurred for amounts due from Winstar.

Mobility

The following table presents external revenues, U.S. and non-U.S., and operating income (loss) (dollars in millions):

	Years ended September 30,		
	2002	**2001**	**2000**
U.S. revenues	$ 4,315	$ 4,929	$4,913
Non-U.S. revenues	1,065	1,225	1,924
Total revenues	$ 5,380	$ 6,154	$6,837
Operating income (loss)	$ (655)	$ (1,517)	$ 939
Return on sales	(12.2%)	(24.7%)	13.7%

Fiscal 2002 vs. 2001

During fiscal 2002, Mobility revenues decreased by 12.6%. The decrease in the U.S. resulted primarily from reductions in capital spending by certain service providers. The decrease in non-U.S. revenues for fiscal 2002 resulted from reductions in the CALA (Caribbean and Latin America) and Asia Pacific regions primarily due to a loss of fiscal 2002 revenues from One.Tel, which went into receivership during 2001, partially offset by higher revenues in the China and EMEA regions. The five largest customers represented approximately 75% of Mobility revenues during fiscal 2002, and approximately 35% of the revenue decline compared with fiscal 2001. In addition, approximately 20% of the decline was related to lower revenues from a U.S. customer that defaulted on its customer financing commitment.

During fiscal 2002, the operating loss declined by $862 million to $655 million. Increases in gross margin of $188 million and decreases in operating expenses of $674 million drove the improvement. The gross margin rate increased from 21.0% to 27.5% due to lower inventory and warranty-related charges and cost reductions. However, the gross margin rate in fiscal 2002 was still affected by these charges. The reduction in operating expenses resulted from a reduction in provisions for bad debts and customer financings of $278 million, as well as a reduction in other operating expenses of $396 million, primarily related to headcount reductions and less discretionary spending. In fiscal 2002, approximately 50% of Mobility's provisions for bad debts and customer financings was due to the one customer that defaulted on its customer financing commitment. In fiscal 2001, Mobility incurred significant provisions for bad debts and customer financings for amounts due from One.Tel and another customer that experienced financial difficulties.

Fiscal 2001 vs. 2000

During fiscal 2001, Mobility revenues decreased by 10%. The decrease primarily resulted from lower non-U.S. revenues due to the wind-down of various projects and certain customers that experienced financial difficulties, including a loss of revenues from One.Tel, which went into receivership during the third fiscal quarter of 2001. Revenues from our five largest customers represented about 70% of Mobility revenues during fiscal 2001 and were slightly higher as compared with the revenues realized from those customers in fiscal 2000.

During fiscal 2001, operating income (loss) declined by $2.5 billion to a loss of $1.5 billion. Lower gross margin of $1.5 billion and higher operating expenses of $960 million drove this decline. The gross margin rate decreased from 40.7% to 21.0% primarily due to lower sales volume and higher inventory and warranty-related charges. The $960 million increase in operating expenses primarily resulted from higher provisions for bad debts and customer financings of $696 million. Substantially all of the increase in provisions for bad debts and customer financings was related to One.Tel and one other customer with specific credit concerns for which financing was provided. Most of the remaining increases in operating expenses were primarily related to higher R&D expenses for next-generation CDMA and UMTS technology.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow for the Years Ended September 30, 2002, 2001 and 2000

Operating activities

Net cash used in operating activities was $756 million for fiscal 2002. This primarily resulted from the loss from continuing operations of $2.9 billion (adjusted for non-cash items) and changes in other operating assets and liabilities of $2.4 billion, offset in part by a reduction in working capital requirements (accounts receivable, inventories and contracts in process and accounts payable) of $4.5 billion. The reduction in working capital primarily resulted from the significant decrease in sales volume during fiscal 2002 as compared with fiscal 2001. Consistent with the decrease in receivables of $2.5 billion, the average receivable days sales outstanding decreased from 80 days at September 30, 2001 to 77 days at September 30, 2002. In addition to reduced sales volume, the decline in inventory and contracts in process was also a result of our continued efforts to streamline inventory supply chain operations and higher billings for our long-term contracts. The changes in other operating assets and liabilities include cash outlays under our restructuring program of $1.0 billion and a reduction in other operating assets and liabilities due to the decrease in sales volume and lower headcount. Federal and state income tax refunds in fiscal 2002 amounted to approximately $1.0 billion including $616 million received in connection with changes to tax legislation.

Net cash used in operating activities was $3.4 billion for fiscal 2001. This primarily resulted from the loss from continuing operations (adjusted for non-cash items) of $6.6 billion, a decrease in accounts payable of $759 million and changes in other operating assets and liabilities of $602 million. Changes in other operating assets and liabilities primarily include a net increase in notes receivable and higher software development assets, offset in part by business restructuring liabilities. The increases in net cash used in operating activities were partially offset by decreases in receivables of $3.6 billion and in inventories and contracts in process of $881 million. Receivable improvement was largely due to improved collections and lower sales volumes in fiscal 2001 as compared with fiscal 2000. Average receivable days outstanding improved by 34 days from 114 days at September 30, 2000 to 80 days at September 30, 2001. Improvements in inventory and contracts in process resulted from streamlining inventory supply chain operations, as well as lower amounts in net contracts in process due to the wind-down of the STC project in Saudi Arabia.

Net cash used in operating activities was $703 million for fiscal 2000. This primarily resulted from increases in receivables of $1.6 billion and inventories and contracts in process of $2.2 billion and changes in other operating assets and liabilities of $1.8 billion. Changes in other operating assets and liabilities primarily include higher software development assets and decreases in accrued income tax and payroll- and benefit-related liabilities. Net cash used in operating activities was partially offset by income from continuing operations (adjusted for non-cash items) of $3.6 billion and tax benefits from stock options of $1.1 billion and an increase in accounts payable of $263 million. The receivable deterioration in fiscal 2000 resulted from slower collections, partially offset by smaller revenue growth in the fourth fiscal quarter of 2000 as compared with the same period in fiscal 1999. Average receivable days outstanding increased by 19 days to 114 days at September 30, 2000. The increase in inventories and contracts in process resulted from our increased production to meet current and anticipated sales commitments to customers and the start-up of several long-term projects.

Investing activities

The net cash provided by investing activities of $757 million for fiscal 2002 was primarily from the $2.6 billion of net cash proceeds received from the disposition of businesses and the sale of certain manufacturing operations, partially offset by $1.5 billion of purchases of short-term investments and capital expenditures of $449 million. Cash proceeds from dispositions primarily included the $2.1 billion received from the sale of our OFS businesses, $60 million from the sale of our voice enhancement and echo cancellation business, $93 million from the sale of NewVenture Partners II LP, approximately $250 million from the sale of our billing and customer care business and $96 million from the sale of certain manufacturing operations to Solectron. The short-term investments primarily consisted of U.S. treasury bills and government agency notes, bank instruments and top tier corporate debt securities.

Net cash provided by investing activities was $2.0 billion for fiscal 2001 and was primarily from $2.5 billion in proceeds from the sale of the power systems business, $572 million from the sale of two of our manufacturing operations to Celestica and sales or disposals of property, plant and equipment of $177 million. These proceeds were partially offset by capital expenditures of $1.4 billion.

Net cash used in investing activities was $1.6 billion for fiscal 2000, primarily from capital expenditures of $1.9 billion and purchases of investments of $680 million, offset in part by proceeds from the sales or maturity of investments of $820 million and from the disposition of businesses of $250 million, largely related to the sale of the remaining consumer products business.

We currently expect about $400 million of capital expenditures during fiscal 2003, $100 million of which relates to the repurchase of certain real estate, under synthetic lease agreements we had in place as of September 30, 2002, which were designed to fund certain real estate construction costs. We expect to sell the property that we repurchased under the synthetic lease agreements during fiscal 2003, which may result in additional charges. We do not expect significant proceeds from business or asset dispositions.

Financing activities

Net cash provided by financing activities of $468 million for fiscal 2002 included $1.75 billion of proceeds from the sale of 7.75% convertible trust preferred securities in March 2002. Fees paid in connection with this transaction were approximately $46 million. Partially offsetting these proceeds were repayments under our credit facilities and other short-term borrowings of $1.1 billion and preferred stock dividend payments related to our 8% convertible redeemable preferred stock of $149 million.

During September 2002, we repurchased approximately 175 thousand shares of 8% redeemable convertible preferred stock for approximately 58 million shares of our common stock. Since September 30, 2002, we have repurchased an additional 380 thousand shares of preferred stock for approximately 143 million shares of common stock. No gain or loss was recognized on these exchanges. The total carrying value of the preferred stock repurchased was approximately $555 million ($175 million was reflected as of September 30, 2002) and resulted in a corresponding increase to our common stock and additional paid-in capital. The fair value of the additional common shares issued to the preferred shareowners to prompt the exchange over the shares obligated for exchange pursuant to the original conversion terms amounted to $125 million ($29 million of which was recognized in fiscal 2002 and was included in the net loss applicable to the common shareowners). We may issue more common stock for similiar transactions in the future.

Net cash provided by financing activities for fiscal 2001 was $2.6 billion and was primarily due to net proceeds received from the issuance of 8% redeemable convertible preferred stock in August 2001 of $1.8 billion (a portion of the proceeds received were used to reduce borrowings under our credit facilities), net borrowings under our credit facilities of $3.5 billion ($2.5 billion of the debt associated with borrowings was assumed by Agere), and proceeds from a real estate debt financing of $302 million under which certain real estate was transferred to a separate, consolidated wholly-owned subsidiary. Borrowings under our credit facilities were used to fund our operations and to pay down $2.1 billion of short-term borrowings, which primarily represented commercial paper. We had no commercial paper outstanding as of September 30, 2001. In addition, we repaid the current portion of long-term debt that matured in July 2001 of $750 million. Dividends paid on our common stock in fiscal 2001 were $204 million.

Net cash provided by financing activities for fiscal 2000 of $2.2 billion resulted primarily from issuances of common stock related to the exercise of stock options of $1.4 billion and a net increase in short-term borrowings of $1.4 billion, partially offset by repayments of long-term debt of $387 million and common stock dividend payments of $255 million.

Cash Requirements

Our cash requirements over the next 12 months are primarily to fund operations, including spending on R&D, our restructuring program, capital expenditures, capital requirements in connection with our existing customer financing commitments, and debt service and preferred stock dividend requirements. We expect to use cash to fund our operations in fiscal 2003. Although we believe we will realize additional cash savings upon completion of our restructuring actions, including a full year impact of those actions completed during fiscal 2002, these savings will be offset by less working capital reductions and income tax refunds that were realized in fiscal 2002. We expect to have minimal, if any, cash requirements related to our pension and postretirement benefit plans during fiscal 2003. For more information on these obligations, see the detailed risk factor included in our Form 10-K for the year ended September 30, 2002.

Restructuring

Total cash requirements under the restructuring program since its inception are expected to be approximately $2.6 billion. Approximately $530 million was paid during fiscal 2001 and $1.0 billion was paid during fiscal 2002. The majority of the remaining $1.1 billion is expected to be paid in fiscal 2003, except for lease obligations of approximately $300 million, of which approximately $200 million would be paid in fiscal 2004 and 2005. Upon completion of the actions during fiscal 2003, we expect to realize annual cash savings of approximately $1.8 billion. These anticipated savings result primarily from reduced headcount. Our restructuring program may not achieve all of the cost and expense reductions and other benefits we anticipate and may not be completed on the timetable contemplated.

If we do not complete our restructuring program and achieve our anticipated expense reductions in the time frame we contemplate, our cash requirements to fund our operations are likely to be significantly higher than we currently anticipate. In addition, because market demand continues to be uncertain and because we are currently implementing our restructuring program and business strategy, it is difficult to estimate our ongoing cash requirements. Our restructuring program may also have other unanticipated adverse effects on our business.

Customer financing commitments

The following table presents our customer financing commitments at September 30, 2002 and September 30, 2001 (dollars in billions):

	September 30, 2002		
	Total loans and guarantees	*Loans*	*Guarantees*
Drawn commitments	$1.1	$0.9	$0.2
Available but not drawn	0.1	0.1	–
Not available	0.1	0.1	–
Total commitments	$1.3	$1.1	$0.2
Reserves	$1.0		

	September 30, 2001		
	Total loans and guarantees	*Loans*	*Guarantees*
Drawn commitments	$3.0	$2.6	$0.4
Available but not drawn	1.4	1.4	–
Not available	0.9	0.6	0.3
Total commitments	$5.3	$4.6	$0.7
Reserves	$2.1		

We have provided substantial long-term financing to some of our customers worldwide as a condition of obtaining or bidding on infrastructure projects, in the form of both commitments to extend credit and providing third party financial guarantees. These commitments were extended to established companies as well as start up companies and ranged from modest amounts to more than a billion dollars. As a result, customer financing commitments increased to $8.1 billion at September 30, 2000. Our overall customer financing exposure, coupled with the rapid and sustained decline in telecommunications market conditions, negatively affected our results of operations and cash flows in fiscal 2001 and 2002. These market conditions led to the deterioration of certain customer's creditworthiness or bankruptcy filings and corresponding defaults. We were also unable to sell or transfer significant amounts of the drawn and undrawn commitments to financial institutions or other investors on reasonable terms or at all. These adverse conditions resulted in significant charges for customer financings of approximately $1.8 billion and $765 million during fiscal 2001 and 2002, respectively, and additional charges may be required in the future.

We expect to continue to provide or commit to financing on a much more limited basis. We are focusing on the largest service providers who typically have less demand for such financing. We currently have the ability to offer limited customer financing due to our capital structure, credit rating, level of available credit and liquidity. As a result of significant customer defaults that led to significant charges and the cancellation or restructuring of several financing arrangements, our customer financing commitments were reduced to $1.3 billion at September 30, 2002. We expect that approximately $50 million of the undrawn commitments will be drawn during the next twelve months and the rest will likely expire undrawn.

Although on a very limited basis, we consider requests for customer financing on a case-by-case basis and may consider offering financing only after a careful review that considers the credit quality of the individual borrowers, their respective business plans and market conditions. We also consider the likelihood of our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties. We continue to monitor the drawn borrowings and undrawn commitments by assessing, among other things, the customer's short-term and long-term liquidity position, current operating performance versus plan, execution challenges facing the company, changes in the competitive landscape, and management experience and depth. We undertake certain mitigating actions, including cancellation of commitments if corrective measures are not taken, depending upon the extent of any deterioration of a customer's credit profile or non-compliance with our loan conditions. Although these actions can limit the extent of our losses, substantial exposure remains to the extent of drawn amounts, which may not be recoverable.

Debt service and preferred dividend requirements

Debt service primarily represents interest payments on our short- and long-term debt and trust preferred securities. Preferred dividend requirements represent payments on our 8% redeemable convertible preferred stock. We expect debt service and preferred dividend requirements for fiscal 2003 to be approximately $500 million.

Sources of Cash

We expect to fund our cash requirements during fiscal 2003 through a combination of cash and cash equivalents of $2.9 billion and short-term investments of $1.5 billion, both as of September 30, 2002.

Credit facility and accounts receivable securitization facility

On October 17, 2002, we cancelled our $1.5 billion credit facility and our $500 million accounts receivable securitization facility to avoid an anticipated default on the financial covenants contained in these agreements. We had no outstanding balance on the credit facility, which was scheduled to expire in February 2003, and nothing drawn against the accounts receivable securitization facility. We are currently in negotiations with our bankers concerning a new and smaller credit facility, however we can not provide assurance that one will be obtained.

Although the credit facility was cancelled, substantially all of our domestic U.S. assets remained collateralized as a result of extending through December 18, 2002, the Guarantee and Collateral Agreement with our banks. This agreement provides security for commercial bankers in extending, among other things, credit facilities to non-U.S. subsidiaries, letters of credit and foreign exchange hedging. If this agreement is not renewed or replaced with a similar agreement, we may be required to collateralize certain new or existing obligations or financial instruments, such as letters of credit with cash. Any cash collateral requirements would be expected to occur over time.

Future capital requirements

We believe our cash and cash equivalents and short-term investments are currently sufficient to meet our requirements in fiscal 2003. However, we cannot assure that these sources will be available when needed or that our actual cash requirements will not be greater than we currently expect. If our sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, asset sales and financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available, or if available, would have reasonable terms.

Credit ratings

Our credit ratings as of November 30, 2002, are as follows:

	Long-term debt	*Convertible preferred stock*	*Trust preferred securities*	*Last update*
Rating Agency				
Standard & Poor's	B–[(a)]	CCC–	CCC–	October 11, 2002
Moody's	Caa1[(a)]	Ca	Caa3	November 1, 2002

(a) Ratings outlook is negative.

Our credit ratings are below investment grade. As a result of past downgrades, we no longer have the ability to participate in the commercial paper market and are unable to sell trade and notes receivables to the Trust (see "Customer financing commitments"). In addition, a credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms, and increases our cost of borrowing.

Special Purpose Entities

We have used special purpose entities for the sales and securitizations of receivables and in real estate financing arrangements. The Financial Accounting Standards Board is currently proposing amendments to existing accounting standards that will require the consolidation of certain special purpose entities. If these proposed amendments are approved in their existing form, we may be required to consolidate the Trust described below, that we have used to sell certain customer financing loans and receivables to, and this will result in the addition of approximately $350 million of long-term notes receivable and debt obligations to our balance sheet. We are currently analyzing these proposed amendments to existing accounting standards; we believe that if they are adopted in their existing form, we will be required to consolidate the aforementioned special purpose entity beginning July 1, 2003.

In September 2000, we and a third party created a non-consolidated Special Purpose Trust ("Trust") for the purpose of allowing us from time to time to sell on a limited-recourse basis customer finance loans and receivables ("Loans") at any given point in time to the Trust. Due to our credit downgrade in February 2001, we are unable to sell additional Loans to the Trust. As of September 30, 2002, the Trust held approximately $350 million in Loans relating to five obligors, all of which are in default. Because we and the Trust collectively hold significant portions of the total outstanding debt of each of the five obligors, we and the Trust currently are reviewing alternatives related to recovery of defaulted Loans currently held in the Trust. Our wholly-owned captive insurance company assumed the credit risk of the loans that are held in the Trust. It also reinsured the exposure to an unaffiliated insurer for amounts in excess of an initial loss of $90 million. The self-insured loss reserve related to these loans (including accrued interest) was $379 million and the corresponding receivable due from the unaffiliated insurer was $298 million. We also indemnify the Trust for any actions that we may take that impairs the Trust's ability to obtain payment.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

The following tables quantify our future contractual obligations and commercial commitments as of September 30, 2002 (dollars in millions):

Contractual Obligations

	Payments due in fiscal						
	Total	*2003*	*2004*	*2005*	*2006*	*2007*	*Thereafter*
Long-term debt (including company-obligated trust preferred securities)	$5,025	$ 31	$ 37	$ 42	$ 948	$ 2	$3,965
8% redeemable convertible preferred stock[(a)]	1,680	–	–	–	–	–	1,680
Operating leases[(b)]	1,590	253	208	169	129	106	725
Unconditional purchase obligations	775	350	425	–	–	–	–
Total	**$9,070**	**$634**	**$670**	**$211**	**$1,077**	**$108**	**$6,370**

(a) Subsequent to September 30, 2002, $380 of convertible preferred stock was exchanged for our common stock (see "Financing activities"). The convertible preferred stock is redeemable, at our option after August 15, 2006 and at the option of the holders on August 2 of 2004, 2007, 2010 and 2016.

(b) The contractual obligations under operating leases exclude approximately $250 of potential lease obligations that were assigned to Avaya, Agere and other dispositions for which Lucent remained secondarily liable.

Other Commercial Commitments[(a)]

	Amounts expiring in fiscal						
	Total	*2003*	*2004*	*2005*	*2006*	*2007*	*Thereafter*
Standby letters of credit	$ 668	$374	$ 98	$ 22	$ 130	$ 4	$ 40
Undrawn customer commitments	244	209	33	–	–	2	–
Total	**$ 912**	**$583**	**$131**	**$ 22**	**$ 130**	**$ 6**	**$ 40**

(a) At September 30, 2002, we had $90 of surety bonds that remain outstanding until specific events or projects are completed and claims are settled.

RISK MANAGEMENT

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. We manage our exposure to these market risks through the use of derivative financial instruments coupled with other strategies. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them with either forward or option contracts or swap derivatives or by embedding terms into certain contracts that affect the ultimate amount of cash flows under the contract. Since there is a high correlation between the hedging instruments and the underlying exposures, the gains and losses on these exposures are generally offset by reciprocal changes in value of the hedging instruments when used. We use derivative financial instruments as risk management tools and not for trading or speculative purposes.

Foreign Currency Risk

As a multinational company, we conduct our business in a wide variety of currencies and are therefore subject to market risk for changes in foreign exchange rates. We use foreign exchange forward and option contracts to minimize exposure to the risk to the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers and non-U.S. subsidiaries. Our objective is to hedge all types of foreign currency risk to preserve our economic cash flows, but we generally do not expect to designate these derivative instruments as hedges under current accounting standards unless the benefits of doing so are material. Cash inflows and outflows denominated in the same foreign currency are netted on a legal entity basis, and the corresponding net cash flow exposure is appropriately hedged. To the extent that the forecasted cash flow exposures are overstated or understated or if there is a shift in the timing of the anticipated cash flows during periods of currency volatility, we may experience unanticipated currency gains or losses. We do not hedge our net investment in non-U.S. entities because we view those investments as long-term in nature.

Our primary net foreign currency exposures as of September 30, 2002 include the euro, the Chinese renminbi and the Indian rupee and at September 30, 2001, include the euro, Brazilian real, Australian dollar and Danish kroner. We use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of the foreign currency forwards and options and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies, assuming no change in interest rates. For contracts outstanding as of September 30, 2002 and 2001, a 10% adverse movement in the value of foreign currencies against the U.S. dollar from the prevailing market rates, including the primary foreign currency exposures noted above, would result in an incremental pretax net unrealized loss of $21 million and $63 million, respectively. Consistent with the nature of the economic hedge, any unrealized gains or losses on these forwards and options would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. The model to determine sensitivity assumes a parallel shift in all foreign currency exchange spot rates, although exchange rates rarely move in the same direction. We have not changed our foreign exchange risk management strategy from the prior year.

Interest Rate Risk

The fair values of our fixed-rate long-term debt, interest rate swaps, company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust and short-term investments are sensitive to changes in interest rates. Our portfolio of customer finance notes receivable is predominantly comprised of variable-rate notes at LIBOR plus a stated percentage and subjects us to variability in cash flows and earnings due to the effect of changes in LIBOR. Prior to May 2002, our debt obligations primarily consisted of fixed-rate debt instruments while our interest rate sensitive assets were primarily variable-rate instruments. In the latter half of fiscal 2002, we began to mitigate this interest rate sensitivity by adding short-term fixed-rate assets to our investment portfolio and simultaneously entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments. Under these swaps, we receive a fixed interest rate of 7.25% and pay an average floating rate of LIBOR plus 2.91% on the notional amounts of the swaps. As of September 30, 2002, LIBOR was approximately 1.79%. The objective of maintaining the mix of fixed and floating-rate debt and investments is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations, as well as reduce the overall cost of borrowing. We do not enter into derivative transactions on our cash equivalents since their relatively short maturities do not create significant risk. We do not foresee any significant changes in our risk management strategy or in our exposure to interest rate fluctuations.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 150 basis point parallel shift in interest rates is as follows (dollars in millions):

	Fair value as of September 30, 2002	*Hypothetical increase or decrease in fair value as of September 30, 2002*	*Fair value as of September 30, 2001*	*Hypothetical increase or decrease in fair value as of September 30, 2001*
Assets:				
Short-term invesments	$1,515	$14	$ –	$ –
Interest rate swaps	28	27	–	–
Liabilities:				
Long-term debt obligations	998	60	2,009	210
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	400	19	–	–

The changes in fair values of our fixed-rate liabilities are not necessarily indicative of actual changes that may occur as a result of changes in interest rates alone when also considered with the result of potential future changes in our credit ratings. Our sensitivity analysis on debt obligations excludes variable-rate debt instruments, secured borrowings and bank loans because the changes in interest rates would not significantly affect the fair value of such instruments. In addition, our variable-rate customer finance notes have been excluded since a significant portion of the principle balances and related receivables for accrued interest are fully reserved.

Equity Price Risk

Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies. These securities are exposed to price fluctuations and are generally concentrated in the high-technology and telecommunications industries. At September 30, 2002, the fair value of two available-for-sale securities (Commscope and Corning) that were obtained in connection with the sale of our optical fiber businesses totaled $101 million out of a total available-for-sale portfolio valued at $117 million. The process of determining the fair values of our privately held equity investments inherently requires subjective judgments. These valuation assumptions and judgments include consideration of the investee's earnings and cash flow position, cash flow projections and rate of cash consumption, recent rounds of equity infusions by us and other investors, strength of investee's management and valuation data provided by the investee that may be compared with peers. Due to a sustained weakness in the economic environment in both public and private equity markets, we have and may continue to record impairment losses and write down the carrying value of certain equity investments when the declines in fair value are other-than-temporary. Impairment charges recorded in 2002 and 2001 were $209 million and $266 million, respectively.

We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or inability to hedge non-marketable equity securities in privately held companies. As of September 30, 2002 and 2001, a 20% adverse change in equity prices would result in an approximate $23 million and $12 million decrease, respectively, in the fair value of our available-for-sale equity securities. The model to determine sensitivity assumes a corresponding shift in all equity prices. This analysis excludes stock purchase warrants as we do not believe that the value of such warrants is significant. An adverse movement in the equity prices of our holdings in privately held companies can not be easily quantified as our ability to realize returns on investments depends on the investees' ability to raise additional capital or derive sales from continuing operations or through liquidity events such as initial public offerings, mergers or private sales. As of September 30, 2002 and 2001, we had no outstanding hedging instruments for our equity price risk. However, during December 2002, we entered into a prepaid forward sales agreement for 50% of the Corning stock we own, under which we received approximately $60 million and locked in approximately $35 million of unrealized appreciation.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in Millions, Except Per Share Amounts)

	Years ended September 30,				
RESULTS OF OPERATIONS	**2002**	**2001**	**2000**	**1999**	**1998**
Revenues	$ 12,321	$ 21,294	$28,904	$26,993	$21,307
Gross margin[a]	1,552	2,058	11,714	12,969	9,817
Operating income (loss)[a]	(6,979)	(19,029)	2,366	3,786	1,384
Income (loss) from continuing operations[a]	(11,826)[b]	(14,170)	1,433	2,369	360
Earnings (loss) per common share from continuing operations[c] [d]:					
Basic	(3.51)	(4.18)	0.44	0.76	0.12
Diluted	(3.51)	(4.18)	0.43	0.74	0.12
Dividends per common share[c]	0.00	0.06	0.08	0.08	0.0775
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	$ 4,420	$ 2,390	$ 1,467	$ 1,686	$ 1,144
Total assets	17,791	33,664	47,512	34,246	24,289
Total debt	5,106[e]	4,409	6,498	5,788	2,861
8.00% redeemable convertible preferred stock	1,680	1,834	–	–	–
Shareowners' (deficit) equity	(4,734)[f]	11,023	26,172	13,936	7,960

(a) Operating income (loss) and Income (loss) from continuing operations includes net business restructuring charges and asset impairments of $2,316 and $11,416 in fiscal 2002 and 2001, respectively, of which $64 and $1,259 of inventory write-downs affected gross margin, in fiscal 2002 and 2001, respectively.

(b) Includes a full valuation allowance on the net deferred tax assets as of September 30, 2002.

(c) All per share data have been restated to reflect the two-for-one splits of our common stock that became effective on April 1, 1998 and April 1, 1999.

(d) Includes the impact of preferred dividends and accretion of $167 and $28 in fiscal 2002 and 2001, respectively. In addition, fiscal 2002 includes the effect of conversion cost of $29 associated with the exchange of 8% redeemable convertible preferred stock for Lucent common stock.

(e) Includes company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust of $1,750.

(f) Includes a non-cash charge of $2,927 related to the minimum liability adjustment for the management pension plan.

REPORT OF MANAGEMENT

Management is responsible for the preparation of Lucent Technologies Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are estimates based upon currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

The Audit and Finance Committee of the board of directors, which is composed of independent directors, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit and Finance Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet privately with the Audit and Finance Committee and have access to its individual members.

Lucent engaged PricewaterhouseCoopers LLP, independent accountants, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which include consideration of the internal control structure.

Patricia F. Russo

Patricia F. Russo
President and
Chief Executive Officer

Frank D'Amelio

Frank A. D'Amelio
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowners of LUCENT TECHNOLOGIES INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareowners' (deficit) equity and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, in 2001 the Company changed its accounting methods for revenue recognition and for derivative financial instruments.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
New York, New York
October 23, 2002,
except for the second paragraph of Note 4, the third paragraph of Note 10 and the first paragraph of Note 12, as to which the date is December 4, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Per Share Amounts)	*Years ended September 30,*		
	2002	**2001**	**2000**
Revenues:			
Products	$ 9,632	$ 17,132	$23,978
Services	2,689	4,162	4,926
Total revenues	12,321	21,294	28,904
Costs:			
Products	8,452	15,596	13,265
Services	2,317	3,640	3,925
Total costs	10,769	19,236	17,190
Gross margin	1,552	2,058	11,714
Operating expenses:			
Selling, general and administrative	3,969	7,410	5,610
Research and development	2,310	3,520	3,179
Purchased in-process research and development	–	–	559
Business restructuring charges and asset impairments, net	2,252	10,157	–
Total operating expenses	8,531	21,087	9,348
Operating income (loss)	(6,979)	(19,029)	2,366
Other income (expense), net	292	(357)	333
Interest expense	382	518	342
Income (loss) from continuing operations before income taxes	(7,069)	(19,904)	2,357
Provision (benefit) for income taxes	4,757	(5,734)	924
Income (loss) from continuing operations	**(11,826)**	**(14,170)**	**1,433**
Income (loss) from discontinued operations, net	73	(3,172)	(214)
Income (loss) before extraordinary item and cumulative effect of accounting changes	(11,753)	(17,342)	1,219
Extraordinary gain, net	–	1,182	–
Cumulative effect of accounting changes, net	–	(38)	–
Net income (loss)	(11,753)	(16,198)	1,219
Conversion cost – 8% redeemable convertible preferred stock	(29)	–	–
Preferred stock dividends and accretion	(167)	(28)	–
Net income (loss) applicable to common shareowners	**$(11,949)**	**$(16,226)**	**$ 1,219**
EARNINGS (LOSS) PER COMMON SHARE – BASIC			
Income (loss) from continuing operations	$ (3.51)	$ (4.18)	$ 0.44
Net income (loss) applicable to common shareowners	$ (3.49)	$ (4.77)	$ 0.38
EARNINGS (LOSS) PER COMMON SHARE – DILUTED			
Income (loss) from continuing operations	$ (3.51)	$ (4.18)	$ 0.43
Net income (loss) applicable to common shareowners	$ (3.49)	$ (4.77)	$ 0.37
Weighted average number of common shares outstanding – basic	3,426.7	3,400.7	3,232.3
Weighted average number of common shares outstanding – diluted	3,426.7	3,400.7	3,325.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions, Except Per Share Amounts)	September 30, 2002	2001
ASSETS		
Cash and cash equivalents	$ 2,894	$ 2,390
Short-term investments	1,526	–
Receivables, less allowance of $325 in 2002 and $634 in 2001	1,647	4,594
Inventories	1,363	3,646
Contracts in process, net	10	1,027
Deferred income taxes, net	–	2,658
Other current assets	1,715	1,788
Total current assets	9,155	16,103
Property, plant and equipment, net	1,977	4,416
Prepaid pension costs	4,355	4,958
Deferred income taxes, net	–	2,695
Goodwill and other acquired intangibles, net of accumulated amortization of $910 in 2002 and $832 in 2001	224	1,466
Other assets	2,080	2,724
Net long-term assets of discontinued operations	–	1,302
Total assets	**$17,791**	**$33,664**
LIABILITIES		
Accounts payable	$ 1,298	$ 1,844
Payroll and benefit-related liabilities	1,094	1,500
Debt maturing within one year	120	1,135
Other current liabilities	3,814	5,285
Net current liabilities of discontinued operations	–	405
Total current liabilities	**6,326**	**10,169**
Postretirement and postemployment benefit liabilities	5,230	5,481
Pension liability	2,752	80
Long-term debt	3,236	3,274
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	1,750	–
Deferred income taxes, net	–	152
Other liabilities	1,551	1,651
Total liabilities	**20,845**	**20,807**
Commitments and contingencies		
8.00% redeemable convertible preferred stock	**1,680**	**1,834**
SHAREOWNERS' (DEFICIT) EQUITY		
Preferred Stock – par value $1.00 per share; authorized shares: 250,000,000; issued and outstanding none	–	–
Common stock – par value $.01 per share; Authorized shares: 10,000,000,000; 3,491,585,126 issued and 3,490,310,034 outstanding shares at September 30, 2002 and 3,414,815,908 issued and 3,414,167,155 outstanding shares at September 30, 2001	35	34
Additional paid-in capital	20,606	21,702
Accumulated deficit	(22,025)	(10,272)
Accumulated other comprehensive loss	(3,350)	(441)
Total shareowners' (deficit) equity	**(4,734)**	**11,023**
Total liabilities, redeemable convertible preferred stock and shareowners' (deficit) equity	**$17,791**	**$33,664**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' (DEFICIT) EQUITY

(Dollars in Millions)	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareowners' (Deficit) Equity	Total Comprehensive Income (Loss)
Balance at September 30, 1999	**$31**	**$7,961**	**$6,188**	**$(244)**	**$13,936**	
Net income			1,219			$ 1,219
Foreign currency translation adjustment				(185)		(185)
Reclassification of foreign currency translation losses realized upon spin-off of Avaya				64		64
Unrealized holding gains on certain investments (net of tax of $124)				190		190
Reclassification adjustment for realized holding gains on certain investments (net of tax benefit of $126)				(194)		(194)
Common stock dividends declared			(255)			
Issuance of common stock		1,397				
Tax benefit from employee stock options		1,064				
Issuance of common stock and conversion of stock options for acquisitions	3	9,901				
Other		45	(14)	2		2
Spin off of Avaya		6	(1,009)	2		
Total comprehensive income						**$ 1,096**
Balance at September 30, 2000	**34**	**20,374**	**6,129**	**(365)**	**26,172**	
Net loss			(16,198)			$(16,198)
Foreign currency translation adjustment (net of tax benefit of $16)				(30)		(30)
Reclassification of foreign currency translation losses realized upon the sale of foreign entities (net of tax of $2)				(3)		(3)
Unrealized holding losses on certain investments (net of tax benefit of $72)				(95)		(95)
Reclassification adjustment for realized holding gains and impairment losses on certain investments (net of tax of $32)				50		50
Common stock dividends declared			(204)			
Issuance of common stock		234				
Tax benefit from employee stock options		18				
Preferred stock dividends and accretion		(28)				
Cumulative effect of accounting change (SFAS 133)				11		11
Agere initial public offering		922				
Compensation on equity-based awards		87				
Other		95	1	(9)		(9)
Total comprehensive loss						**$(16,274)**
Balance at September 30, 2001	**34**	**21,702**	**(10,272)**	**(441)**	**11,023**	
Net loss			(11,753)			$(11,753)
Minimum pension liability adjustment				(2,927)		(2,927)
Foreign currency translation adjustment				40		40
Reclassification of foreign currency translation gain realized upon the sale of foreign entities				20		20
Unrealized holding losses on certain investments				(27)		(27)
Reclassification adjustment for realized holding losses and impairment losses on certain investments				(8)		(8)
Issuance of common stock in connection with exchange of 8% convertible redeemable preferred stock	1	174				
Other issuance of common stock		55				
Preferred stock dividends and accretion		(167)				
Spin off of Agere		(1,191)		(6)		(6)
Other		33		(1)		(1)
Total comprehensive loss						**$(14,662)**
Balance at September 30, 2002	**$ 35**	**$20,606**	**$(22,025)**	**$ (3,350)**	**$ (4,734)**	

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions)	*Years ended September 30,*		
	2002	**2001**	**2000**
OPERATING ACTIVITIES			
Net income (loss)	$(11,753)	$(16,198)	$1,219
Less: Income (loss) from discontinued operations	73	(3,172)	(214)
Extraordinary gain	–	1,182	–
Cumulative effect of accounting changes	–	(38)	–
Income (loss) from continuing operations	(11,826)	(14,170)	1,433
Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities, net of effects of acquisitions and dispositions of businesses and manufacturing operations:			
Non-cash portion of business restructuring charges, net	827	9,322	–
Asset impairment charges	975	–	–
Depreciation and amortization	1,470	2,536	1,667
Provision for bad debts and customer financings	1,253	2,249	505
Tax benefit from employee stock options	–	18	1,064
Deferred income taxes	5,268	(5,935)	491
Purchased in-process research and development	–	–	559
Net pension and postretirement benefit credit	(972)	(1,083)	(802)
Gains on sales of businesses	(725)	(56)	(30)
Other adjustments for non-cash items	843	551	(222)
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	2,493	3,627	(1,626)
Decrease (increase) in inventories and contracts in process	2,552	881	(2,242)
(Decrease) increase in accounts payable	(539)	(759)	263
Changes in other operating assets and liabilities	(2,375)	(602)	(1,763)
Net cash used in operating activities from continuing operations	**(756)**	**(3,421)**	**(703)**
INVESTING ACTIVITIES			
Capital expenditures	(449)	(1,390)	(1,915)
Dispositions of businesses and manufacturing operations, net of cash disposed	2,576	3,187	250
Sales or maturity of investments	31	57	820
Purchases of non-consolidated investments	(30)	(101)	(680)
Purchases of short-term investments	(1,518)	–	–
Proceeds from the sale or disposal of property, plant and equipment	194	177	26
Other investing activities	(47)	21	(60)
Net cash provided by (used in) investing activities from continuing operations	**757**	**1,951**	**(1,559)**
FINANCING ACTIVITIES			
Issuance of company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	1,750	–	–
(Repayments of)proceeds from credit facilities	(1,000)	3,500	–
Net (repayments of) proceeds from other short-term borrowings	(104)	(2,147)	1,355
Issuance of long-term debt	–	302	72
Repayments of long-term debt	(47)	(754)	(387)
Issuance of 8% redeemable convertible preferred stock	–	1,831	–
Issuance of common stock	64	222	1,444
Dividends paid on preferred and common stock	(149)	(204)	(255)
Other financing activities	(46)	(125)	–
Net cash provided by financing activities from continuing operations	**468**	**2,625**	**2,229**
Effect of exchange rate changes on cash and cash equivalents	35	4	10
Net cash provided by (used in) continuing operations	504	1,159	(23)
Net cash used in discontinued operations	–	(236)	(196)
Net increase (decrease) in cash and cash equivalents	504	923	(219)
Cash and cash equivalents at beginning of year	2,390	1,467	1,686
Cash and cash equivalents at end of year	**$ 2,894**	**$ 2,390**	**$1,467**

See Notes to Consolidated Financial Statements.

(Dollars in Millions, Except Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all majority-owned subsidiaries in which Lucent Technologies Inc. ("Lucent" or "the Company") exercises control. Investments in which Lucent exercises significant influence, but which it does not control (generally a 20% to 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated. Except as otherwise noted, all amounts and disclosures reflect only Lucent's continuing operations.

Use of Estimates

The consolidated financial statements are prepared in conformity with generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates. Among other things, estimates are used in accounting for long-term contracts, allowances for bad debts and customer financings, inventory obsolescence, restructuring reserves, product warranty, amortization and impairment of intangibles, goodwill, and capitalized software, depreciation and impairment of property, plant and equipment, employee benefits, income taxes, contingencies, and loss reserves for discontinued operations. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

Foreign Currency Translation

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are included as a separate component of accumulated other comprehensive loss in shareowners' (deficit) equity.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection of the resulting receivable, including receivables of customers to which Lucent has provided customer financing, is probable. For sales generated from long-term contracts, primarily those related to customized network solutions and network build-outs, Lucent generally uses the percentage of completion method of accounting. In doing so, Lucent makes important judgments in estimating revenue and costs and in measuring progress toward completion. These judgments underlie the determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances; any losses on contracts are recognized immediately. Lucent also sells products through multiple distribution channels, including resellers and distributors. For products sold through these channels, revenue is generally recognized when the reseller or distributor sells the product to the end user.

Most sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple element arrangements and collectibility. Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. Lucent has determined that most equipment is generally installed by Lucent within 90 days, but can be installed by the customer or a third party, and as a result, revenue is recognized when title passes to the customer, which usually is upon delivery of the equipment, provided all other revenue recognition criteria are met. Services revenues are generally recognized at time of performance. The assessment of collectibility is particularly critical in determining whether revenue should be recognized in the current market environment. As part of the revenue recognition process, Lucent determines whether trade and notes receivables are reasonably assured of collection based on various factors, including the ability to sell those receivables and whether there has been deterioration in the credit quality of customers that could result in the inability to collect or sell the receivables. In situations where Lucent has the ability to sell the receivables, revenue is recognized to the extent of the value Lucent could reasonably expect to realize from the sale. Lucent defers revenue and related costs when it is uncertain as to whether it will be able to collect or sell the receivable. Lucent defers revenue but recognizes costs when it determines that the collection or sale of the receivables is unlikely.

Research and Development and Software Development Costs

Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established, generally when all of the planning, designing, coding and testing activities that are necessary in order to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements are completed. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis on the straight-line method over periods not exceeding 18 months. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents. These primarily consist of money market funds and to a lesser extent certificates of deposit and commercial paper.

At September 30, 2002 and 2001, approximately $324 and $138, respectively, of cash was held as collateral or escrowed for contingent liabilities and was classified in other current assets on the consolidated balance sheets.

Short-Term Investments

All investments with original maturities greater than three months and with maturities less than one year are considered short-term investments. They are of investment grade quality and are not subject to significant market risk. These investments are designated as available-for-sale, and are recorded at fair value, which approximates their cost. Any unrealized holding gains or losses are excluded from net loss and are reported as a component of accumulated other comprehensive loss.

Inventories

Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

Contracts in Process

Net contracts in process are stated at cost plus accrued profits less progress billings. Gross contracts in process, before progress billings were $10,324 and $8,868, at September 30, 2002 and 2001, respectively. Contract progress billings were $10,314 and $7,841 at September 30, 2002 and 2001, respectively. Net contracts in process also includes unbilled receivables of $286 and $1,128 at September 30, 2002 and 2001, respectively; unbilled receivables are generally billable and collectible within one year.

Long-term contract receivables include amounts billed but unpaid due to contractual retainage provisions of $356 and $464 at September 30, 2002 and 2001, respectively, and are included in other assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using accelerated and straight-line methods over the estimated useful lives of the various asset classes. Useful lives for buildings and building improvements, furniture and fixtures and machinery and equipment principally range from five to 40 years, five to 10 years and two to 10 years, respectively.

Financial Instruments

Various financial instruments, including foreign exchange forward and option contracts and interest rate swap agreements are used to manage risk by generating cash flows that offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. Lucent's derivative financial instruments are for purposes other than trading. Non-derivative financial instruments include letters of credit, commitments to extend credit and guarantees of debt.

Lucent's investment portfolio includes securities accounted for under the cost and equity methods as well as equity investments in publicly held companies that are generally concentrated in the high-technology and telecommunications industries. These investments are included in other assets. Marketable equity securities with readily determinable fair values are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on the changes in fair value of these securities are reported as a component of accumulated other comprehensive loss until sold or considered to be other than temporarily impaired. At the time of sale, any such gains or losses are recognized in other income (expense), net. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices, a series of historic and projected operating losses by the investee or other factors are considered as part of the review. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recorded in other income (expense), net and the individual security is written down to a new cost basis.

Securitizations and Transfers of Financial Instruments

Lucent may sell trade and notes receivables with or without recourse and/or discounts in the normal course of business. The receivables are removed from the consolidated balance sheet at the time they are sold. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interests retained and sold in the securitization. Fair values are measured by the present value of estimated future cash flows of the securitization facility. See Note 15 for further discussions on securitizations and transfers of financial instruments.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangibles are amortized on a straight-line basis over the periods benefited, principally in the range of five to seven years. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases.

Impairment of Goodwill and Other Long-Lived Assets

Goodwill and other long-lived assets are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, Lucent compares the carrying amount of the assets with undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on Lucent's weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the fiscal 2002 presentation.

2. BUSINESS RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS, NET

Fiscal 2002

In fiscal 2002, due to the continuing decline and uncertainty in the telecommunications market, Lucent committed to additional restructuring actions to align the business with market conditions that resulted in net business restructuring charges and asset impairments of $1,341. Since Lucent's restructuring program is an aggregation of many individual plans that are currently being executed, actual costs have differed from estimated amounts. The fiscal 2002 charges were primarily comprised of headcount reductions, facility consolidations and property, plant and equipment write-downs. Business restructuring charges and asset impairments, net for fiscal 2002 and 2001, are recorded as a separate line item in the consolidated statements of operations, except for inventory charges which are included in costs.

Lucent continues to evaluate the current restructuring reserve as plans are being executed. As a result, there may be additional charges or reversals. This table displays the activity of the restructuring reserve for fiscal 2002, the balance at September 30, 2002, and the components of the net charges for fiscal 2002:

	Sept. 30, 2001 reserve	*Fiscal 2002 charge*	*Revisions to fiscal 2001 plans*		*Net charge/ (reversal)*	*Deductions*	*Sept. 30, 2002 reserve*
			charge	*reversal*			
Employee separations	$ 588	$ 944	$ 5	$(150)	$ 799[(a)]	$(1,020)[(a)]	$ 367
Contract settlements	610	90	18	(201)	(93)	(367)	150
Facility closings	296	210	123	(32)	301	(114)	483
Other	125	34	2	(20)	16	(72)	69
Total restructuring costs	$1,619	$1,278	$148	$(403)	$1,023	$(1,573)[(b)]	**$1,069**
Total asset write-downs		$ 536	$148	$(226)	$ 458[(c)]		
Net gains on sales		(140)	–	–	(140)		
Total net charges on business restructuring		$1,674	$296	$(629)	$1,341		
Impairment of goodwill and other assets		$ 975	–	–	$ 975		
Total		**$2,649**	**$296**	**$(629)**	**$2,316**[(d)]		

(a) Includes charges for pension termination benefits of $241, of which $205 are non-cash charges for certain U.S. employees expected to be funded through Lucent's pension assets; pension and postretirement benefit curtailment charges of $337 and postemployment benefit curtailment credits of $34.

(b) Includes cash payments of $1,022 and other non-cash settlements.

(c) At September 30, 2002, the remaining restructuring reserve for inventory was $129.

(d) Net inventory charges of $64 was included in costs.

The components of the fiscal 2002 net charge included:

- employee separation charges were associated with approximately 15,100 employees. Revisions for fiscal 2001 employee separation reserves were due to higher than expected attrition rates that resulted in a reduction in expected terminations by 2,200 employees. Also, the actual severance cost per person was lower than the original estimates after execution of the various plans in many countries. Including the 15,100 headcount reductions, the total voluntary and involuntary employee separations associated with the employee separations net charges recorded in fiscal 2001 and 2002 were 54,300. As of September 30, 2002, approximately 42,200 separations were completed. The completed and future employee separations affect all business groups and geographic regions. Approximately 70% of these separations were related to management employees and were involuntary. The majority of the remaining separations are expected to be completed by the end of the second quarter of fiscal 2003. In addition, since December 31, 2000, 16,600 employee separations have occurred through attrition and divestitures of businesses;
- contract settlement charges were for settlements of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers, all of which resulted from the discontinuance of various product lines. Revisions to fiscal 2001 plans were primarily for settling certain purchase commitments for amounts lower than originally planned;
- fiscal 2002 charges for facility closings represented the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs, net of expected sublease income of $136. Revisions to fiscal 2001 plans were primarily due to additional space consolidation as well as changes in estimates for the amount and timing of expected sublease rental income of $63 as a result of changes in the current commercial real estate market. As part of the fiscal 2001 and 2002 restructuring actions, charges were recognized in connection with plans to reduce a significant number of owned and leased facilities, totaling approximately 16.6 million square feet. As of September 30, 2002, owned and leased sites aggregating 12.0 million square feet have been exited and the remaining sites are expected to be exited during fiscal 2003;

- net asset write-downs for fiscal 2002 included property, plant and equipment write-downs of $304 primarily related to facility closings and product rationalizations, capitalized software of $72, inventory charges of $129, that were associated with product exits in certain switching and access and optical networking products in the Integrated Network Solutions ("INS") segment, goodwill and other acquired intangibles write-down of $22 and other charges of $9. Net revisions to fiscal 2001 plans were primarily related to adjustments to estimated inventory charges. In establishing the initial charge for inventory, Lucent included an estimate of amounts relating to products rationalized or discontinued that were not required to fulfill existing customer obligations. To the extent the fulfillment of those customer obligations differed from amounts estimated, additional inventory charges or reserve reductions were required; and
- net gains on sales included $193 of gains primarily related to the sale of the billing and customer care business and losses of $53 which were primarily related to the sale of the enterprise professional services business. Net gains on sales are included in business restructuring if the disposition of these businesses was contemplated as part of Lucent's overall restructuring program.

Impairment of goodwill and other assets

The continued and recently sharper decline in the telecommunications market prompted an assessment of all key assumptions underlying goodwill valuation judgments, including those relating to short- and long-term growth rates. As a result of the analysis, Lucent determined that impairment charges of $975 were required because the forecasted undiscounted cash flows were less than the book values of the goodwill and other intangible assets of certain businesses. The charges were measured on the basis of comparison of estimated fair values with corresponding book values and related primarily to goodwill recorded in connection with the September 2000 acquisition of Spring Tide. Fair values were determined on the basis of discounted cash flows.

Fiscal 2001

In fiscal 2001, Lucent committed to various restructuring actions in which it exited certain non-strategic wireless, optical networking and switching and access product lines and streamlined its cost structure in various businesses and corporate operations. This resulted in a pre-tax charge to earnings totaling $11,416 for fiscal 2001.

This table displays the components of the fiscal 2001 charge, the activity of the restructuring reserve for fiscal 2001, and the balance at September 30, 2001:

	Fiscal 2001 charge	*Deductions*	*September 30, 2001 reserve*
Employee separations	$ 3,440	$(2,852)[a]	$ 588
Contract settlements	944	(334)	610
Facility closings	304	(8)	296
Other	79	46[b]	125
Total restructuring costs	$ 4,767	$(3,148)[c]	$1,619
Total asset write-downs	$ 6,649[d]		
Total	**$11,416**[e]		

(a) Includes non-cash charges of $2,113 for net pension and postretirement termination benefits to certain U.S. employees expected to be funded through Lucent's pension assets, $632 for pension and postretirement benefit curtailment charges and $72 for postemployment benefit curtailment credits.

(b) Includes proceeds from the sale of a product line.

(c) Includes cash payments of $531 at September 30, 2001.

(d) At September 30, 2001, the remaining restructuring reserve for inventory was $689.

(e) Net inventory charges of $1,259 was included in costs.

The components of the fiscal 2001 charge included:

- employee separation charges for approximately 39,200 employees, including 8,500 related to a voluntary early-retirement offer to qualified U.S. paid management employees. During fiscal 2001, approximately 23,700 separations were completed;
- contract settlement charges consisted of settlements of purchase commitments with suppliers of $508 and contract renegotiations or cancellations of contracts with customers of $436. Approximately 50% of total purchase commitments related to the rationalization of certain optical networking products, including charges relating to the discontinuance of the Chromatis product portfolio. Customer settlements included charges associated with switching and access product rationalizations and Lucent's strategic decision to limit its investment in research and development in certain wireless technologies;
- facility closings charges represented the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs, net of expected sublease income of $241; and

- asset write-downs primarily related to the write-down of goodwill and other acquired intangibles of $4,081 and inventory charges of $1,259. Impairment losses related to the write-down of goodwill and other acquired intangibles were estimated by discounting the expected future cash flows. These impairment charges largely relate to the write-off of $3,707 of goodwill relating to the discontinuance of the Chromatis product portfolio, the write-off of acquired intangibles related to the impairment of Lucent's TeraBeam investment and rationalizations of products associated with the DeltaKabel, Stratus and Ignitus acquisitions. Inventory write-downs resulted primarily from optical networking, switching, access and wireless product rationalizations and discontinuances. The remainder of the asset write-downs consisted of property, plant and equipment of $425, capitalized software of $362 and other assets of $522 associated with Lucent's product and system rationalizations resulting in sales of assets, closures and consolidation of offices, research and development facilities and factories.

3. DISCONTINUED OPERATIONS

On June 1, 2002, Lucent completed the spinoff of Agere Systems Inc. ("Agere"), Lucent's microelectronics business, by distributing its remaining 37.0 million shares of Agere Class A common stock and 908.1 million shares of Agere Class B common stock to Lucent common shareowners of record on May 3, 2002. Each Lucent shareowner received one share of Agere Class A common stock for every 92.768991 shares of Lucent's common stock held and one share of Agere Class B common stock for every 3.779818 shares of Lucent's common stock held. The historical carrying amount of the net assets transferred to Agere of $1,191 was recorded as a reduction to shareowners' (deficit) equity.

On April 2, 2001, Agere, completed an initial public offering ("IPO") of 600 million shares of Class A common stock, resulting in net proceeds of $3,440 to Agere. As a result of the IPO and the planned spinoff of Agere, Lucent recorded an increase to shareowners' equity of $922 in fiscal 2001. In addition, on April 2, 2001, Morgan Stanley exercised its overallotment option to purchase an additional 90 million shares of Agere Class A common stock from Lucent. Morgan Stanley exchanged $519 of Lucent commercial paper for the Agere common shares. This transaction resulted in a gain of $141, which was included in the loss on disposal of Agere in fiscal 2001. After the exercise of the overallotment option by Morgan Stanley and before the spinoff, Lucent owned 57.8% of Agere common stock.

On December 29, 2000, Lucent completed the sale of its power systems business (see Note 4).

On September 30, 2000, Lucent completed the spinoff of Avaya Inc., Lucent's former enterprise networks business, in a tax-free distribution to its shareowners. The historical carrying amount of the net assets transferred to Avaya was recorded as a reduction to shareowners' equity of $1,009. As a result of the final transfer of assets and liabilities to Avaya, the stock dividend was adjusted by $47 and reflected as a reduction to additional paid-in capital during fiscal 2001. Summarized results of operations for discontinued operations are as follows:

	Years ended September 30, 2002	2001	2000
REVENUES			
Agere and power systems	$1,247	$ 3,838	$ 4,909
Avaya	–	–	7,607
Total revenues	**$1,247**	**$ 3,838**	**$12,516**
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAXES			
Agere and power systems	$ –	$ (151)	$ 248
Avaya	–	–	303
Income (loss) on disposal of Agere	73	(3,021)	–
Loss on disposal of Avaya	–	–	(765)
Income (loss) from discontinued operations	**$ 73**	**$(3,172)**	**$ (214)**

The income (loss) from discontinued operations for Agere and power systems includes the results of operations for Lucent's former power systems business through the date of sale of December 29, 2000, and Agere through the initial measurement date of March 31, 2001. Agere's and power systems' income (loss) from discontinued operations included income tax provisions of $107 and $398 for the years ended September 30, 2001 and 2000, respectively.

Avaya's income from discontinued operations for fiscal 2000 was net of applicable income taxes of $160. Income from discontinued operations includes an allocation of Lucent's interest expense totaling $64 for fiscal 2000 and was based upon the amount of debt assumed by Avaya. Approximately $780 of commercial paper borrowings was assumed by Avaya as part of the spinoff transaction.

The income (loss) on disposal of Agere for fiscal 2002, net of a tax provision of $34, includes Lucent's share of Agere's net losses from the initial measurement date through the spinoff date. Also included in the income (loss) on disposal for fiscal 2002 are subsequent adjustments to the related loss reserve, including pension termination benefit charges of $102, relating to business restructuring actions taken by Agere prior to the spinoff. The income (loss) on disposal of Agere for fiscal 2001, net of a tax provision of $39, was composed of Lucent's 57.8% share of the estimated net losses and separation costs of the microelectronics business from the measurement date through the spinoff date, partially offset by a gain of $141 associated with Lucent's debt exchange on April 2, 2001. The fiscal 2001 loss on disposal of Agere includes Lucent's share of a $2,762 impairment charge for goodwill and other acquired intangibles primarily associated with the product portfolios of the Ortel Corporation, Herrmann Technology, Inc., and Agere, Inc.; acquisitions and costs associated with Agere's restructuring initiatives; separation expenses related to the IPO; and expected spinoff and inventory provisions of $563, $99 and $409, respectively. Major components of the restructuring charge include $386 for the rationalization of underutilized manufacturing facilities and other restructuring-related activities, and $177 for work force reductions. In addition, Agere recorded a $538 tax valuation allowance for its deferred tax assets.

The loss on disposal of Avaya, net of a tax benefit of $238, reflects the costs directly associated with the spinoff and the net loss of Avaya between the measurement date and the spinoff date of September 30, 2000. The loss includes those components of the Avaya reorganization plan, including a business restructuring charge and directly-related asset write-downs of $545, recorded during the year, along with transaction costs of $56 for the spinoff. Major components of this restructuring charge include $365 for employee separation and $101 for real estate consolidation.

Agere's net current liabilities at September 30, 2001 consisted of current assets of $4,022 and current liabilities of $4,427. Current liabilities included $2,500 of short-term debt assumed by Agere on April 2, 2001, of which $1,000 was repaid on October 4, 2001, and $565 of reserves for Lucent's share of Agere's estimated future losses through the spinoff date. Agere's net long-term assets at September 30, 2001 consisted of long-term assets of $2,625 and long-term liabilities of $1,323, including a minority interest in the net assets of Agere of $1,026.

The following table represents changes in Lucent's cash balance in support of discontinued operations. During fiscal 2001, Agere was funded through Lucent's consolidated cash balances until its IPO on April 2, 2001.

	Years ended September 30,	
	2001	**2000**
Net cash provided by operating activities of discontinued operations	$ 517	$ 1,640
Net cash used in investing activities of discontinued operations	(744)	(1,366)
Net cash used in financing activities of discontinued operations	(9)	(470)
Net cash used in discontinued operations	**$ (236)**	**$ (196)**

After April 2, 2001, Agere's operations were no longer funded through Lucent's consolidated cash balances. The following table represents the changes in Agere's cash balance due to their operations during fiscal 2002 through the spinoff date:

Net cash used by operating activities of Agere	$ (521)
Net cash provided by investing activities of Agere	$ 279
Net cash used by financing activities of Agere	$(1,744)

4. BUSINESS DISPOSITIONS AND COMBINATIONS

Dispositions

On September 30, 2002, Lucent completed the sale of two China-based joint ventures to Corning Incorporated, which were part of the optical fiber solutions ("OFS") business. Under the agreement originally announced on July 24, 2001, the total purchase price was $225, which included a cash payment of $123, Corning common stock valued at $50, a note receivable of $27 and a future cash payment of $25 should the ventures achieve certain business milestones. The transaction resulted in a gain of $100, which was included in other income (expense), net for the year ended September 30, 2002.

On May 31, 2002, Lucent completed its agreement with Solectron Corporation to sell certain manufacturing equipment and inventory for $96, subject to post-closing adjustments, and commenced a three-year supply agreement with Solectron for certain optical networking products. Due to continuing market uncertainties, Lucent and Solectron agreed to unwind the agreements which resulted in Lucent purchasing certain assets back from Solectron and paying $50 to Solectron in November 2002. It is expected that the contract manufacturing work for the optical networking products will be transitioned to other suppliers during the first half of fiscal 2003. The impact of these events are not expected to significantly impact the results of operations.

On February 28, 2002, Lucent completed the sale of its billing and customer care business to CSG Systems International, Inc. for approximately $250, after settling certain post closing purchase price adjustments. All post closing purchase price adjustments were settled as of September 30, 2002 and the transaction resulted in a net gain of $188 that has been included in business restructuring charges and asset impairments, net in fiscal 2002.

On November 16, 2001, Lucent completed the sale of OFS to The Furukawa Electric Co., Ltd. for approximately $2,300, of which $173 was in CommScope, Inc. common stock. The transaction resulted in a gain of $564, which was included in other income (expense), net in fiscal 2002.

On August 31, 2001, Lucent received $572 from the closing of its transaction with Celestica Corporation to transition Lucent's manufacturing operations in Oklahoma City, Oklahoma and Columbus, Ohio. At closing, Lucent entered into a five-year supply agreement for Celestica to be the primary manufacturer of its switching and access and wireless networking systems products. As a result of expected workforce reductions and/or transfers to Celestica, Lucent recorded non-cash termination and curtailment charges of approximately $378, which were included as a component of Lucent's employee separation restructuring costs in fiscal 2001.

On December 29, 2000, Lucent completed the sale of its power systems business to Tyco International Ltd. for approximately $2,538 in cash. In connection with the sale, Lucent recorded an extraordinary gain of $1,182 (net of tax expense of $780).

Acquisitions

The following table presents information about acquisitions by Lucent during fiscal 2000. All of these acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included existing technology, purchased in-process research and development ("IPRD") and other intangibles. All IPRD charges were recorded in the quarter in which the transaction was completed. On a pro forma basis, if the fiscal 2000 acquisitions had occurred on October 1, 1999, the amortization of goodwill and other acquired intangibles would have increased by approximately $675.

							Amortization Period (in years)		
	Acquisition date	*Purchase price*	*Goodwill*	*Existing technology*	*Other intangibles*	*IPRD (after-tax)*	*Goodwill*	*Existing technology*	*Other intangibles*
Spring Tide	9/00	$1,315 Stock & options	$1,075	$143	$ 14	$131	7	7	7
Chromatis	6/00	4,756 Stock & options	4,223	n/a	186	428	7	n/a	2-7
DeltaKabel	4/00	52 Cash	56	n/a	n/a	n/a	6	n/a	n/a

n/a Not applicable.

Spring Tide Networks was a provider of network switching equipment, Chromatis Networks Inc. was a supplier of metropolitan optical networking systems and DeltaKabel Telecom cv was a developer of cable modem and Internet protocol (IP) telephony products and services for the European market. Due to declining telecommunications market conditions in fiscal 2002 and 2001, impairment charges for goodwill and other acquired technology were recorded for Spring Tide, Chromatis and DeltaKabel (see Note 2).

Included in the purchase price for the acquisitions was IPRD, which was a non-cash charge to earnings as this technology had not reached technological feasibility and had no future alternative use. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill and other acquired intangibles, less liabilities assumed.

The value allocated to IPRD was determined using an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for the investment. Estimates of future cash flows related to the IPRD were made for each project based on estimates of revenue, operating expenses and income taxes from the project. These estimates were consistent with historical pricing, margins and expense levels for similar products.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes and charges for the use of contributory assets were deducted from estimated revenues to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold; selling, general and administrative expenses; and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenues and costs to complete the in-process research and development.

The discount rates utilized to discount the projected cash flows were based on consideration of Lucent's weighted average cost of capital, as well as other factors including the estimated useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

TeraBeam Corporation

On April 9, 2000, Lucent and TeraBeam Corporation entered into an agreement to develop TeraBeam's fiberless optical networking system that provides high-speed data networking between local and wide area networks. Under the agreement, Lucent paid cash and contributed research and development assets, intellectual property and free-space optical products, valued in the aggregate at $450. On September 26, 2001, Lucent and TeraBeam agreed to terminate most of the existing arrangements between the parties. Pursuant to the agreement, the 30% interest held by Lucent in the venture that develops the fiberless optical networking system was exchanged for a 15% interest in TeraBeam Corporation in the second quarter of fiscal 2002. As a result of exiting the original arrangement and an evaluation of the restructured investment as of September 30, 2001, the remaining investment and goodwill and other acquired intangibles of $328 were written-off and included in the fiscal 2001 business restructuring charge. In the fourth quarter of fiscal 2002, the remaining 15% interest was sold for $5 and included as part of the fiscal 2002 business restructuring charge.

Ignitus Communications LLC

On April 4, 2000, Lucent acquired the remaining 44% of Ignitus Communications LLC, a start-up company that focuses on high-speed optical communications at the network edge, for approximately $33. Lucent previously owned 56% of the company. An impairment charge for goodwill and other acquired intangibles was recorded in fiscal 2001's business restructuring charge related to the product rationalization of the technology acquired from Ignitus.

Pooling-of-Interests Mergers

On November 3, 1999, Lucent merged with Excel Switching Corporation ("Excel"), a developer of programmable switches, through the issuance of approximately 22 million shares of Lucent common stock in exchange for all the outstanding shares of Excel common stock. On October 15, 1999, Lucent merged with International Network Services, a provider of network consulting, design and integration services, through the issuance of approximately 49 million shares of Lucent common stock in exchange for all the outstanding shares of their common stock.

Lucent merged with Xedia in fiscal 2000. The historical operating results of this entity were not material to Lucent's consolidated results of operations, therefore prior periods were not restated for this merger.

5. SUPPLEMENTARY FINANCIAL INFORMATION

Supplementary Statements of Operations Information:

Years ended September 30,	2002	2001	2000
DEPRECIATION AND AMORTIZATION			
Depreciation of property, plant and equipment	$ 718	$1,065	$ 908
Amortization of goodwill	207	790	281
Amortization of other acquired intangibles	43	131	81
Amortization of software development costs	469	501	395
Other amortization	33	49	2
Total depreciation and amortization	**$1,470**	**$2,536**	**$1,667**
OTHER INCOME (EXPENSE), NET			
Interest income	$ 114	$ 255	$ 118
Minority interests in earnings of consolidated subsidiaries	(12)	(81)	(50)
Net income (loss) from equity method investments	14	(60)	(31)
Other-than-temporary write-downs of investments	(209)	(266)	(14)
Loss on foreign currency transactions	(46)	(58)	(18)
Net gains on sales of businesses	725	56	30
Legal settlements	(212)	–	–
Net gains (losses) on sales and settlements of financial instruments	(22)	18	347
Write-off of embedded derivative assets	–	(42)	–
Miscellaneous, net	(60)	(179)	(49)
Total other income (expense), net	**$ 292**	**$ (357)**	**$ 333**

Supplementary Balance Sheet Information:

September 30,	2002	2001
INVENTORIES		
Completed goods	$ 711	$2,023
Work in process	35	432
Raw materials	617	1,191
Total inventories	**$1,363**	**$3,646**
PROPERTY, PLANT AND EQUIPMENT, NET		
Land and improvements	$ 175	$ 320
Buildings and improvements	1,796	3,088
Machinery, electronic and other equipment	2,648	5,636
Total property, plant and equipment	4,619	9,044
Less: accumulated depreciation	2,642	4,628
Total property, plant and equipment, net	**$1,977**	**$4,416**
GOODWILL AND OTHER ACQUIRED INTANGIBLES, NET		
Goodwill	$ 209	$1,262
Other acquired intangibles	15	204
Total goodwill and other acquired intangibles, net	**$ 224**	**$1,466**
INCLUDED IN OTHER ASSETS		
Capitalized software	$ 366	$ 583
Internal use software	$ 204	$ 261
INCLUDED IN OTHER CURRENT LIABILITIES		
Deferred revenue	$ 210	$ 452
Advance billings, progress payments and customer deposits	$ 403	$ 998
Warranty reserve	$ 440	$ 456
Consumer Products leasing legal settlement (Note 17)	$ 312	$ –
Self-insured loss reserves (Note 15)	$ 428	$ 62

Supplementary Cash Flow Information:

Years ended September 30,	2002	2001	2000
Interest payments, net of amounts capitalized	$ (349)	$ (490)	$ (356)
Income tax refunds (payments), net	$ 804	$ (161)	$ (34)
Acquisitions of businesses:			
Fair value of assets acquired, net of cash acquired	$ –	$ –	$ 59
Less: Fair value of liabilities assumed	–	–	7
Acquisitions of businesses, net of cash acquired	**$ –**	**$ –**	**$ 52**

6. EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is calculated by dividing net income (loss) applicable to common shareowners by the weighted average number of common shares outstanding during the period. Net income (loss) applicable to common shareowners includes preferred stock dividends and accretion for fiscal 2002 and 2001 and the conversion cost related to the exchange of 8% redeemable convertible preferred stock for Lucent common stock in fiscal 2002 (see Note 10).

Diluted earnings (loss) per share is calculated by dividing net income (loss) applicable to common shareowners, adjusted for preferred stock dividends and accretion for fiscal 2002 and 2001, interest expense for the 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust for fiscal 2002 and conversion cost related to the exchange of the 8% redeemable convertible preferred stock for fiscal 2002. Diluted earnings (loss) per common share further reflects all potential issuances of common stock. However, since Lucent recorded a loss from continuing operations for fiscal 2002 and 2001, the diluted earnings (loss) per share is the same as basic, as any potentially dilutive securities would reduce the loss per share from continuing operations.

	Years ended September 30,		
	2002	2001	2000
EARNINGS (LOSS) PER COMMON SHARE – BASIC			
Income (loss) from continuing operations	$ (3.51)	$ (4.18)	$ 0.44
Income (loss) from discontinued operations	0.02	(0.93)	(0.06)
Extraordinary gain	–	0.35	–
Cumulative effect of accounting changes	–	(0.01)	–
Net income (loss) applicable to common shareowners	**$ (3.49)**	**$ (4.77)**	**$ 0.38**
EARNINGS (LOSS) PER COMMON SHARE – DILUTED			
Income (loss) from continuing operations	$ (3.51)	$ (4.18)	$ 0.43
Income (loss) from discontinued operations	0.02	(0.93)	(0.06)
Extraordinary gain	–	0.35	–
Cumulative effect of accounting changes	–	(0.01)	–
Net income (loss) applicable to common shareowners	**$ (3.49)**	**$ (4.77)**	**$ 0.37**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES (IN MILLIONS)			
Common shares – basic	3,426.7	3,400.7	3,232.3
Effect of dilutive securities:			
Stock options	–	–	88.5
Other	–	–	5.1
Weighted average number of common shares – diluted	**3,426.7**	**3,400.7**	**3,325.9**

Most stock options are excluded from the calculation because their exercise price was greater than the average market price of the common shares. Diluted earnings (loss) per share for fiscal 2002 and 2001 does not include the effect of the following potential shares:

Potential common shares excluded from the calculation of diluted loss per share (in millions):[(a)]	*Years ended September 30,* 2002	2001
8% redeemable convertible preferred stock	519	47[(b)]
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	193[(c)]	–
Stock options	4	24
Other	2	6
Total	**718**	**77**

(a) Adjusted to reflect the spinoff of Agere.

(b) Had these securities been outstanding for the entire fiscal year, the amount of shares excluded from the calculation would have been 309 million for the year ended September 30, 2001.

(c) Had these securities been outstanding for the entire fiscal year, the amount of shares excluded from the calculation would have been 362 million for the year ended September 30, 2002.

In addition, stock options where the exercise price was greater than the average market price of the common shares of 471 million, 407 million and 41 million, calculated on a weighted average basis, for the years ended September 30, 2002, 2001 and 2000, respectively, were excluded from the computation of diluted earnings (loss) per share.

7. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net income (loss) plus the results of certain shareowners' (deficit) equity changes not reflected in the consolidated statements of operations.

The components of accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	*Net unrealized holding gains/(losses) on investments*	*Minimum pension liability adjustments*	*Net unrealized holding gains/(losses) on derivative instruments*	*Total accumulated other comprehensive loss*
Beginning balance, October 1, 1999	$(313)	$ 79	$ (10)	$ –	$ (244)
Current-period change	(185)	(4)	2	–	(187)
Amounts transferred to Avaya	64	–	2	–	66
Ending balance, September 30, 2000	(434)	75	(6)	–	(365)
Cumulative effect of accounting change – SFAS 133	–	9	–	2	11
Current-period change	(33)	(45)	(8)	(1)	(87)
Ending balance, September 30, 2001	(467)	39	(14)	1	(441)
Current-period change	60	(35)	(2,927)	(1)	(2,903)
Amounts transferred to Agere	(6)	–	–	–	(6)
Ending balance, September 30, 2002	**$(413)**	**$ 4**	**$(2,941)**	**$ –**	**$(3,350)**

Foreign currency translation adjustments are not generally adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

8. INCOME TAXES

The following table presents the U.S. and non-U.S. components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes:

	Years ended September 30, 2002	2001	2000
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES:			
U.S.	$(7,076)	$(19,089)	$2,055
Non-U.S.	7	(815)	302
Income (loss) from continuing operations before income taxes	**$(7,069)**	**$(19,904)**	**$2,357**
PROVISION (BENEFIT) FOR INCOME TAXES:			
Current:			
Federal	$ (611)	$ 21	$ 159
State and local	–	–	9
Non-U.S.	100	180	265
Subtotal	(511)	201	433
Deferred:			
Federal	4,242	(4,983)	405
State and local	837	(879)	85
Non-U.S.	189	(73)	1
Subtotal	5,268	(5,935)	491
Provision (benefit) for income taxes	**$ 4,757**	**$ (5,734)**	**$ 924**

The following table presents the principal reasons for the difference between the effective tax (benefit) rate on continuing operations and the U.S. federal statutory income tax (benefit) rate:

	Years ended September 30, 2002	2001	2000
U.S. federal statutory income tax (benefit) rate	(35.0)%	(35.0)%	35.0%
State and local income tax (benefit) rate, net of federal income tax effect	(3.3)%	(4.1)%	1.2%
Foreign earnings and dividends taxed at different rates	0.2 %	0.4%	(1.3)%
Research credits	(1.9)%	(0.8)%	(6.0)%
Acquisition-related costs[(a)]	5.0 %	8.3%	12.6%
Disposition of OFS business	(7.3)%	n/a	n/a
Other differences, net	(1.7)%	(0.3)%	(4.2)%
Change in valuation allowance	111.3%	2.7%	1.9%
Effective income tax (benefit) rate	**67.3%**	**(28.8)%**	**39.2%**

(a) Includes non-tax deductible IPRD, goodwill amortization and impairments (including goodwill write-offs recognized under the restructuring program), and merger-related costs.

n/a Not applicable.

The components of deferred income tax assets and liabilities are as follows:

	Years ended September 30, 2002	2001
DEFERRED INCOME TAX ASSETS:		
Bad debt and customer financing reserves	$ 490	$1,004
Inventory reserves	585	685
Business restructuring reserves	421	632
Other operating reserves	843	536
Postretirement and other benefits	2,207	2,386
Net operating loss/credit carryforwards	5,826	2,538
Other	364	636
Valuation allowance	(9,989)	(742)
Total deferred tax assets	**$ 747**	**$7,675**
DEFERRED INCOME TAX LIABILITIES:		
Pension	$ 632	$1,971
Other	115	526
Total deferred tax liabilities	**$ 747**	**$2,497**

Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109") requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's current and past performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, existing contracts or sales backlog that will result in future profits, etc.

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. During the first and second quarters of fiscal 2002 Lucent established valuation allowances for future tax benefits with relatively short carryforward periods related to foreign tax credits, state and foreign net operating losses and capital losses. As a result of the review undertaken at June 30, 2002, Lucent concluded that it was appropriate to establish a full valuation allowance for its net deferred tax assets. During the fourth quarter of fiscal 2002 Lucent continued to maintain a full valuation allowance on the tax benefits generated by operating losses and credit carryforwards. Lucent expects to continue to record a full valuation allowance on future tax benefits until an appropriate level of profitability is sustained. Until an appropriate level of profitability is reached, Lucent does not expect to recognize any significant tax benefits in future results of operations. Valuation allowances of $1,149 were also established for net deferred tax assets resulting from minimum pension liabilities and other direct charges to equity.

The following table presents carryforwards for losses (tax effected) and tax credits:

Description	*Amount*	*Expiration*
Federal net operating losses	$3,008	2022
State net operating losses	627	2007 to 2022
Capital losses	296	2007
Foreign net operating losses/credits	192	2007 to indefinite
Foreign tax credits	489	2003 to 2005
Research credits	969	2017 to 2022
State credits (various)	223	2007 to 2017
Alternative minimum tax credits	22	Indefinite
Total	**$5,826**	

As of September 30, 2002, Lucent had provided for $71 of U.S. deferred income taxes on $203 of undistributed earnings of a non-U.S. subsidiary. The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on its remaining undistributed earnings of $3,374 of its non-U.S. subsidiaries since these earnings are intended to be reinvested indefinitely. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The Internal Revenue Service is currently examining Lucent's federal tax returns for 1997 and 1998 and has proposed certain adjustments. In addition, Lucent is a party to a tax sharing agreement with AT&T and is liable for tax adjustments that are attributable to Lucent's lines of businesses as well as a portion of certain shared non-line of business tax adjustments during the years prior to separation from AT&T. Certain tax adjustments have been proposed or assessed subject to this tax sharing agreement. Lucent does not believe that the outcome of these matters will have a material adverse effect on the consolidated results of operations, consolidated financial position, or near-term liquidity.

9. DEBT OBLIGATIONS

	September 30, 2002	2001
DEBT MATURING WITHIN ONE YEAR		
Revolving credit facilities, 5.7% weighted average interest rate at September 30, 2001	$ –	$1,000
Other	120	135
Total debt maturing within one year	**$120**	**$1,135**

Weighted average interest rate for revolving credit facilities was 5.2% and 6.0% for fiscal 2002 and 2001, respectively.

Although the credit facility was cancelled, substantially all of Lucent's domestic assets remained collateralized as a result of extending the Guarantee and Collateral Agreement with our banks through December 18, 2002. This agreement provides security for commercial bankers in extending, among other things, credit facilities to non-U.S. subsidiaries, letters of credit and foreign exchange hedging.

	September 30, 2002	2001
LONG-TERM DEBT		
7.25% notes due July 15, 2006	$ 750	$ 750
11.755% notes due July 1, 2006	302	330
5.50% notes due November 15, 2008	500	500
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Other (7.0% and 8.0% weighted average interest rates, in 2002 and 2001, respectively)	63	101
Total long-term debt	3,275	3,341
Unamortized discount	(36)	(38)
Fair value basis adjustment attributable to hedged debt obligations	28	-
Amounts maturing within one year	(31)	(29)
Long-term debt	$3,236	$3,274
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	$1,750	$ –

Aggregate maturities of the $3,275 in total long-term debt obligations at September 30, 2002 for fiscal 2003 through fiscal 2007 and thereafter were $31, $37, $42, $948, $2 and $2,215, respectively.

On March 19, 2002, Lucent Technologies Capital Trust I ("the Trust") completed the sale of 7.75% cumulative convertible trust preferred securities for an initial price of $1,000 per share for an aggregate amount of $1,750. Lucent owns all of the common securities of the Trust. The Trust used the proceeds to purchase 7.75% convertible subordinated debentures issued by Lucent due March 15, 2017, which represent all of the Trust's assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012, and thereafter. To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent makes payments on the debentures to the Trust. In connection with this transaction, Lucent incurred approximately $46 of expenses that are deferred and are being amortized over the life of the debentures.

Holders of trust preferred securities are entitled to receive quarterly cash distributions commencing June 15, 2002. The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. Lucent has the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If Lucent defers the payment of interest on the debentures, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. Each trust preferred security is convertible at the option of the holder into 206.6116 shares of Lucent common stock, subject to additional adjustment under certain circumstances.

10. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Lucent has 250,000,000 shares of preferred stock authorized. On August 6, 2001, Lucent designated and sold 1,885,000 shares of non-cumulative 8% redeemable convertible preferred stock having an initial liquidation preference of $1,000 per share, subject to accretion as described below, in a private placement, resulting in net proceeds of $1,831. Annual dividends are payable semiannually in cash or common stock at Lucent's option, subject to Lucent's having a legally available surplus as defined by Delaware law. Any unpaid dividends will increase the liquidation preference at an accretion rate of 10% per year, calculated on a semiannual basis. At the holder's option, each share of convertible preferred stock is convertible into 168.3502 shares of Lucent common stock, subject to adjustment under certain circumstances. Lucent can, at its option, require all holders to exchange their shares of redeemable convertible preferred stock for convertible subordinated debentures having terms substantially similar to the preferred stock. The redeemable convertible preferred stock is redeemable, at Lucent's option after August 15, 2006 and at the option of the holders on August 2 of 2004, 2007, 2010 and 2016. Provided certain criteria are met, Lucent has the option to redeem the convertible preferred stock for cash or its common stock (the common stock to be valued at a 5% discount from the then current market price) or a combination of cash and shares of its common stock. Lucent is obligated to redeem all outstanding preferred shares on August 1, 2031. The ability to redeem the preferred stock is subject to having legally available surplus as defined by Delaware law. The initial carrying value is being accreted to liquidation value as a charge to shareowners' (deficit) equity over the earliest redemption period of three years. Holders of the preferred stock have no voting rights, except as required by law, and rank junior to Lucent's debt obligations. In addition, upon dissolution or liquidation of Lucent, holders are entitled to the liquidation preference plus any accrued and unpaid dividends prior to any distribution of net assets to common shareowners.

During September 2002, Lucent repurchased 174,500 shares of 8% redeemable convertible preferred stock for 58,113,000 shares of Lucent common stock. No gain or loss was recognized on the exchange. The carrying value of the preferred stock repurchased was $175, and the exchange resulted in a corresponding increase to common stock and additional paid-in capital. The fair value of the additional common shares issued to the preferred stockholders to prompt the exchange over the shares obligated to be exchanged pursuant to the original conversion terms amounted to $29 and has been included in the loss applicable to the common shareowners.

Since September 30, 2002 and through December 4, 2002, Lucent repurchased an additional 380,024 shares of 8% redeemable convertible preferred stock for 143,340,962 shares of Lucent common stock. No gain or loss was recognized on the exchange. The carrying value of the preferred stock repurchased was approximately $380 and the exchange resulted in a corresponding increase to common stock and additional paid-in capital. The fair value of the additional common shares issued to the preferred stockholders to prompt the exchange over the shares obligated for exchange pursuant to the original conversion terms amounted to $96.

11. EMPLOYEE BENEFIT PLANS

Pension and Postretirement Benefits

Lucent maintains defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include health care, dental benefits and life insurance coverage. On June 1, 2002, certain pension and postretirement asset and obligation amounts were transferred to Agere and are subject to final adjustment. The final amounts to be transferred to Agere are not expected to be materially different from the estimated amounts. In fiscal 2001, Lucent recorded final adjustments to the pension and postretirement asset and obligation amounts that were transferred to Avaya on September 30, 2000.

The following information summarizes activity in the pension and postretirement benefit plans:

	Pension benefits September 30,		*Postretirement benefits September 30,*	
	2002	**2001**	**2002**	**2001**
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at October 1	$30,515	$26,677	$ 9,399	$ 8,242
Service cost	238	345	18	35
Interest cost	1,981	1,956	622	604
Actuarial losses	1,708	1,466	1,004	761
Amendments	—	9	—	(58)
Benefits paid	(3,403)	(2,800)	(914)	(709)
Settlements	(3)	(3)	–	(10)
Plan participant contributions	5	5	–	–
Termination benefits – Lucent	237	1,954	(1)	197
Termination benefits – Agere	102	–	–	–
Impact of curtailments	(14)	715	(29)	288
Exchange rate changes	54	17	–	–
Benefit obligation assumed by OFS	(95)	–	(37)	–
Benefit obligation assumed by Agere	(1,013)	–	(217)	–
Benefit obligation assumed by Avaya	–	174	–	48
Benefit obligation at September 30	**$30,312**	**$30,515**	**$ 9,845**	**$ 9,398**
CHANGE IN PLAN ASSETS				
Fair value of plan assets at October 1	$36,010	$45,719	$ 3,441	$ 4,557
Actual loss on plan assets	(2,473)	(6,848)	(515)	(827)
Company contributions	98	57	10	17
Benefits paid	(3,403)	(2,800)	(914)	(709)
Assets transferred to OFS	(115)	–	–	–
Assets transferred to Agere	(1,253)	–	(79)	–
Assets transferred from Avaya	–	259	–	36
Exchange rate changes	35	12	–	–
Other (including transfer of assets from pension to postretirement plans)	(301)	(389)	502	366
Fair value of plan assets at September 30	**$28,598**	**$36,010**	**$ 2,445**	**$ 3,440**
(Unfunded) funded status of the plan	$(1,714)	$ 5,495	$(7,401)	$(5,958)
Unrecognized prior service cost (credit)	699	1,250	(173)	(135)
Unrecognized transition asset	(7)	(100)	–	–
Unrecognized net (gain) loss	5,948	(1,642)	2,851	1,035
Net amount recognized	**$ 4,926**	**$ 5,003**	**$(4,723)**	**$(5,058)**
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid pension costs	$ 4,355	$ 4,958	$ –	$ –
Prepaid pension costs allocated to discontinued operations	–	122	–	–
Accrued benefit liability	(2,760)	(99)	(4,723)	(4,972)
Accrued benefit liability allocated to discontinued operations	–	(2)	–	(86)
Intangible asset	390	5	–	–
Accumulated other comprehensive loss	2,941	19	–	–
Net amount recognized	**$ 4,926**	**$ 5,003**	**$(4,723)**	**$(5,058)**
Under-funded or non-funded plans:				
Aggregate benefit obligation	$18,238	$ 95	$ 9,845	$ 8,094
Aggregate fair value of plan assets	14,940	–	2,444	1,674
Plans with under-funded or non-funded accumulated benefit obligations:				
Aggregate accumulated benefit obligation	$17,275	$ 89	n/a	n/a
Aggregate fair value of plan assets	14,507	–	n/a	n/a

n/a Not applicable.

In fiscal 2002, global capital market developments resulted in negative returns on Lucent's pension funds and a decline in the discount rate used to estimate the pension liability. As a result, the accumulated benefit obligation exceeded the fair value of plan assets and Lucent was required to adjust the minimum pension liability recorded in the consolidated balance sheet. The effect of this adjustment was to decrease prepaid pension costs by $684, increase pension liabilities by $2,623, increase intangible assets by $385 and increase accumulated other comprehensive loss by $2,922. Because these adjustments were non-cash, their effect has been excluded from the accompanying consolidated statement of cash flows.

Pension plan assets include $2 and $17 of Lucent common stock at September 30, 2002 and 2001, respectively. Postretirement plan assets include $0 and $1 of Lucent common stock at September 30, 2002 and 2001, respectively.

Components of Net Periodic Benefit Cost:

	Years ended September 30,		
	2002	**2001**	**2000**
PENSION COST (CREDIT):			
Service cost	$ 238	$ 345	$ 497
Interest cost on projected benefit obligation	1,981	1,956	1,940
Expected return on plan assets	(3,384)	(3,401)	(3,256)
Amortization of unrecognized prior service costs	236	327	363
Amortization of transition asset	(92)	(220)	(298)
Amortization of net (gain) loss	(189)	(387)	(197)
Subtotal	(1,210)	(1,380)	(951)
Termination benefits	340	1,954	–
Curtailments	305	562	–
Settlements	(10)	(12)	–
Net pension cost (credit)	**$ (575)**	**$ 1,124**	**$ (951)**
DISTRIBUTION OF NET PENSION COST (CREDIT):			
Continuing operations:			
Business restructuring	$ 543	$ 2,485	$ –
Other costs and expenses	(1,220)	(1,387)	(1,093)
Subtotal	(677)	1,098	(1,093)
Discontinued operations	102	26	142
Net pension cost (credit)	**$ (575)**	**$ 1,124**	**$ (951)**
POSTRETIREMENT COST:			
Service cost	$ 18	$ 35	$ 67
Interest cost on accumulated benefit obligation	622	604	601
Expected return on plan assets	(361)	(352)	(338)
Amortization of unrecognized prior service costs	–	22	37
Amortization of net gain	(24)	(25)	(12)
Subtotal	255	284	355
Termination benefits	–	197	–
Curtailments	35	98	–
Settlements	–	(5)	–
Net postretirement benefit cost	**$ 290**	**$ 574**	**$ 355**

	Years ended September 30,		
	2002	**2001**	**2000**
DISTRIBUTION OF NET POSTRETIREMENT BENEFIT COST:			
Continuing operations:			
Business restructuring	$ 35	$ 260	$ –
Other costs and expenses	248	304	291
Subtotal	283	564	291
Discontinued operations	7	10	64
Net postretirement benefit cost	**$ 290**	**$ 574**	**$ 355**
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS:			
Discount rate	6.5%	7.0%	7.5%
Expected return on plan assets	9.0%	9.0%	9.0%
Rate of compensation increase	3.5%	4.5%	4.5%

The expected rate of return on plan assets that will be used to determine fiscal 2003 net periodic benefit cost is 8.75% for pensions and a weighted average of 7.93% for postretirement benefits.

Lucent has several non-pension postretirement benefit plans. For postretirement health care benefit plans, Lucent assumed a 9.8% weighted average annual health care cost trend rate for 2003, gradually declining to 4.9% (excluding postretirement dental benefits, the annual medical cost trend rate would be 10.2% in 2003 gradually declining to 5.0%). The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 Percentage Point	
	Increase	*Decrease*
Effect on total of service and interest cost components	$ 24	$ 20
Effect on postretirement benefit obligation	$339	$294

Savings Plans

Lucent's savings plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. Lucent matches a percentage of the employee contributions up to certain limits, in cash, in accordance with participants' investment elections. Savings plan expense charged to continuing operations was $71, $125 and $161 for fiscal 2002, 2001 and 2000, respectively.

12. STOCK COMPENSATION PLANS

On April 22, 2002, Lucent commenced a voluntary offer to eligible employees to exchange certain outstanding stock options to purchase shares of common stock, including all stock options issued during the six-month period ended April 22, 2002, for Lucent's promise to grant a new stock option on or about November 25, 2002. Employees who participated in the offer tendered stock options to purchase an aggregate of 213.2 million shares of Lucent common stock, which have been cancelled, in exchange for Lucent's promises to grant new stock options to purchase up to an aggregate of 123.3 million shares of Lucent common stock. On November 25, 2002, Lucent granted approximately 110.6 million new stock options in connection with the exchange having an exercise price of $1.78 per share, which was the fair market value of Lucent common stock on the date of the grant.

Lucent has stock-based compensation plans under which outside directors and certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have two-to-10-year terms and vest within four years from the date of grant. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option grants under the plans was 729 million shares at September 30, 2002.

In connection with certain acquisitions, outstanding stock options held by employees of acquired companies became exercisable, according to their terms, for Lucent common stock effective at the acquisition date. These options did not reduce the shares available for grant under any of Lucent's other option plans. For acquisitions accounted for as purchases, the fair value of these options was generally included as part of the purchase price. As of July 1, 2000, Lucent began recording deferred compensation related to unvested options held by employees of companies acquired in a purchase acquisition. Unamortized deferred compensation expense was $0, $5 and $34 at September 30, 2002, 2001 and 2000, respectively. The deferred expense calculation and amortization are based on the graded vesting schedule of the awards.

Lucent established an Employee Stock Purchase Plan ("ESPP") effective October 1, 1996. Under the terms of this ESPP, eligible employees could have up to 10% of eligible compensation deducted from their pay to purchase common stock. The per share purchase price was 85% of the average high and low per share trading price of common stock on the New York Stock Exchange ("NYSE") on the last trading day of each month. In fiscal 2001 and 2000, 17.6 million and 7.8 million shares, respectively, were purchased under this ESPP and the employer stock purchase plans of acquired companies, at weighted average per share prices of $10.04 and $46.75, respectively. This ESPP expired on June 30, 2001.

Effective July 1, 2001, Lucent established the current ESPP ("2001 ESPP"). Under the terms of the 2001 ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase common stock during an offering period, consisting of four purchase periods, generally six months long. An employee may purchase up to 567 shares on the last trading date of each purchase period. The per share purchase price is 85% of the average high and low per share trading price of common stock on the NYSE on either the employee's entry date for the relevant offering period, or on the last trading day of the relevant purchase period, whichever is lower. The amount that may be offered pursuant to this new plan is 250 million shares. During fiscal 2002, 9.9 million shares of common stock were purchased.

Lucent has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and, as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its plans. Compensation expense recorded under APB 25 was $37, $147 and $49 for the years ended September 30, 2002, 2001 and 2000, respectively. If Lucent had elected to adopt the optional recognition provisions of SFAS 123 for its stock option and purchase plans, net income (loss) and earnings (loss) per share applicable to common shareowners would have been changed to the pro forma amounts indicated below. The fiscal 2002 pro forma amounts include $1,395 related to an increase in valuation allowances for net deferred tax assets.

	Years ended September 30,		
	2002	**2001**	**2000**
NET INCOME (LOSS)			
As reported	$(11,753)	$(16,198)	$1,219
Pro forma[a]	$(14,265)	$(17,172)	$ 452
EARNINGS (LOSS) PER SHARE – BASIC			
As reported	$ (3.49)	$ (4.77)	$ 0.38
Pro forma[a]	$ (4.22)	$ (5.05)	$ 0.14
EARNINGS (LOSS) PER SHARE – DILUTED			
As reported	$ (3.49)	$ (4.77)	$ 0.37
Pro forma[a]	$ (4.22)	$ (5.05)	$ 0.13

(a) Includes Lucent's pro rata share of Agere's SFAS 123 compensation expense.

The fair value of stock options used to compute pro forma net income (loss) and earnings (loss) per share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Years ended September 30,		
	2002	**2001**	**2000**
Dividend yield	0.0%	0.49%	0.23%
Expected volatility – Lucent	78.9%	60.2%	39.2%
– Acquisitions[a]	n/a	n/a	55.3%
Risk-free interest rate	3.6%	4.9%	6.5%
Expected holding period (in years)	2.5	2.4	2.9

(a) Pre-merger assumptions for companies acquired in a pooling-of-interests.

n/a Not applicable.

The fair value of the employee's purchase rights under the 2001 ESPP is calculated using the Black-Scholes model, with the following weighted average assumptions for fiscal 2002: dividend yield of 0%; expected life of 12.6 months; expected volatility of 81.7%; and a risk-free interest rate of 2.1%. The weighted average fair value of those purchase rights granted in fiscal 2002 was $3.18 per share.

The fair value of the employee's purchase rights under the 2001 ESPP was calculated using the Black-Scholes model, with the following weighted average assumptions for fiscal 2001: dividend yield of 0%; expected life of 15.3 months; expected volatility of 97.4%; and a risk-free interest rate of 3.7%. The weighted average fair value of those purchase rights granted in fiscal 2001 was $3.53 per share.

The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended September 30, 2002, 2001 and 2000 is $2.11, $4.59 and $16.15 per share, respectively.

Presented below is a summary of the status of Lucent stock options and the related activity for the years ended September 30, 2002, 2001 and 2000:

	Shares (in thousands)	*Weighted average exercise price per share*
Options outstanding at October 1, 1999	**286,292**	**$26.15**
Granted/assumed[(a)]	285,798	47.95
Exercised	(74,963)	15.38
Forfeited/expired	(38,815)	41.56
Options outstanding at September 30, 2000	**458,312**	**$40.20**
Options outstanding at September 30, 2000, after spinoff adjustments[(b)]	431,509	$39.34
Granted	347,557	12.56
Exercised	(10,496)	4.73
Forfeited/expired	(85,957)	37.77
Options outstanding at September 30, 2001	**682,613**	**$26.43**
Granted	13,008	6.37
Exercised	(6,489)	1.50
Forfeited/expired	(101,014)	26.85
Cancelled due to exchange offer	(213,246)	30.22
Options outstanding at May 31, 2002	**374,872**	**$23.96**
Options outstanding at June 1, 2002, after spinoff adjustments[(b)]	363,603	$21.04
Granted	946	2.09
Exercised	(278)	0.41
Forfeited/expired	(77,376)	36.85
Options outstanding at September 30, 2002	**286,895**	**$16.73**

(a) Includes options converted in acquisitions.

(b) Effective with the spinoffs of Agere and Avaya on June 1, 2002 and September 30, 2000, respectively, Lucent stock options held by Agere employees were converted to Agere stock options and unvested Lucent stock options held by Avaya employees were converted to Avaya stock options. For the remaining unexercised stock options held by Avaya employees, the number of Lucent stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options that existed prior to the spinoff.

The following table summarizes the status of stock options outstanding and exercisable at September 30, 2002:

	Stock options outstanding			*Stock options exercisable*	
Range of exercise prices per share	*Shares (in thousands)*	*Weighted average remaining contractual life (years)*	*Weighted average exercise price per share*	*Shares (in thousands)*	*Weighted average exercise price per share*
$ 0.00 to $ 6.00	6,301	5.1	$ 3.71	2,563	$ 3.15
$ 6.01 to $ 6.26	77,537	3.5	6.23	32,820	6.23
$ 6.27 to $ 9.99	40,692	4.1	9.41	37,698	9.57
$10.00 to $ 16.03	99,184	4.0	12.24	89,549	12.22
$16.04 to $ 89.70	63,181	6.2	42.68	56,639	41.78
Total	**286,895**		**$16.73**	**219,269**	**$18.40**

Other stock unit awards are granted under certain award plans. The following table presents the total number of shares of common stock represented by awards granted to employees for the years ended September 30, 2002, 2001 and 2000:

	Years ended September 30,		
	2002	**2001**	**2000**
Other stock unit awards granted (in thousands)	4,142	5,400	858
Weighted average market value of shares granted during the period	$ 6.74	$13.64	$59.23

13. OPERATING SEGMENTS

Lucent designs and delivers networks for the world's largest communications service providers. Lucent changed its reporting segments beginning in fiscal 2002 to two customer-focused operating segments, Integrated Network Solutions ("INS") and Mobility Solutions ("Mobility"), from Products and Services. These reportable segments are managed separately. The INS segment sells to global wireline service providers, including long distance carriers, traditional local telephone companies and Internet service providers, and provides offerings comprised of a broad range of core switching and access and optical networking products. The Mobility segment focuses on global wireless service providers and offers products to support the needs of its customers for radio access and core networks. Both segments offer network management and application and service delivery products. In addition, Lucent supports its segments through its worldwide services organization.

Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measure is operating income (loss), which includes the revenues, costs and expenses directly controlled by each reportable segment, as well as an allocation of costs and operating expenses, which are not managed at a segment level, but are related to the products or services sold to its customers. Operating income (loss) for reportable segments excludes the following:

- goodwill and other acquired intangibles amortization;
- business restructuring and asset impairments;
- acquisition/integration-related costs, including IPRD;
- the results of the optical fiber business;
- the results from billing and customer care software products, messaging products and other smaller units;
- certain personnel costs and benefits, including a portion of those related to pension and postretirement benefits and differences between the actual and standard allocated benefit rates;
- certain other costs related to shared services such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources; and
- certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments.

The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

The following tables present Lucent's revenues and operating income (loss) by reportable operating segment and a reconciliation of the totals reported for operating income (loss) of the segments to consolidated operating income (loss):

	Years ended September 30,		
	2002	**2001**	**2000**
EXTERNAL REVENUES			
INS	$ 6,415	$ 12,263	$18,654
Mobility	5,380	6,154	6,837
Total reportable segments	11,795	18,417	25,491
Optical fiber business	114	2,023	1,842
Other	412	854	1,571
Total external revenues	**$12,321**	**$ 21,294**	**$28,904**
OPERATING INCOME (LOSS)			
INS	$ (2,769)	$ (4,724)	$ 1,685
Mobility	(655)	(1,517)	939
Total reportable segments	(3,424)	(6,241)	2,624
Goodwill and other acquired intangibles amortization	(250)	(921)	(362)
Business restructuring charges and asset impairments	(2,316)	(11,416)	–
Acquisition/integration-related costs	–	–	(620)
Optical fiber business	(68)	543	439
Unallocated personnel costs and benefits	1,717	2,423	2,535
Shared services such as general corporate functions	(1,603)	(2,497)	(2,347)
Other	(1,035)	(920)	97
Total operating income (loss)	**$ (6,979)**	**$(19,029)**	**$ 2,366**

Supplemental Segment Information

	Years ended September 30,		
	2002	**2001**	**2000**
ASSETS:			
INS	$ 1,909	$ 7,235	$11,411
Mobility	760	2,305	3,641
Total reportable segments[a]	2,669	9,540	15,052
Non-segment	15,122	24,124	32,460
Total assets	**$17,791**	**$ 33,664**	**$47,512**
DEPRECIATION AND AMORTIZATION:			
INS	$ 458	$ 725	$ 671
Mobility	247	343	266
Total reportable segments[b]	705	1,068	937
Non-segment	765	1,468	730
Total depreciation and amortization	**$ 1,470**	**$ 2,536**	**$ 1,667**

(a) Assets included in reportable segments consist of receivables, inventory and contracts in process.

(b) Depreciation and amortization for reportable segments excludes goodwill and other acquired intangibles amortization.

Products and Services Revenues

The table below presents external revenues for groups of similar products and services:

	Years ended September 30,		
	2002	**2001**	**2000**
Switching and access	$ 3,155	$ 5,598	$10,798
Optical networking products	1,427	3,206	3,297
Wireless products	4,492	5,409	6,430
Optical fiber	114	2,023	1,842
Services	2,689	4,162	4,926
Other[a]	444	896	1,611
Totals	**$12,321**	**$21,294**	**$28,904**

(a) Principally includes billing and customer care software products, messaging products and, in fiscal 2000, the consumer products business.

Geographic Information

	External Revenues[a]		
	Years ended September 30,		
	2002	**2001**	**2000**
U.S.	$ 8,148	$13,776	$19,829
Non-U.S. countries	4,173	7,518	9,075
Totals	**$12,321**	**$21,294**	**$28,904**

	Long-Lived Assets[b]		
	September 30,		
	2002	**2001**	**2000**
U.S.	$ 1,540	$ 4,755	$10,283
Non-U.S. countries	661	1,127	1,226
Totals	**$ 2,201**	**$ 5,882**	**$11,509**

(a) Revenues are attributed to geographic areas based on the location of customers.

(b) Represents property, plant and equipment, net and goodwill and other acquired intangibles, net.

Concentrations

Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues. Revenues from Verizon, including Verizon Wireless, accounted for approximately 19%, 19% and 14% of consolidated revenues in the years ended September 30, 2002, 2001 and 2000, respectively. Revenues from AT&T, including AT&T Wireless, accounted for approximately 11% of consolidated revenues in the year ended September 30, 2000. Lucent expects a significant portion of its future revenues to continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially and adversely affect Lucent's operating results. See note 17 for a discussion of contract manufacturing concentrations.

14. FINANCIAL INSTRUMENTS

Fair Values

The carrying values and estimated fair values, based on quoted market rates, of financial instruments were as follows:

	Years ended September 30,			
	2002		*2001*	
	Carrying value	*Fair value*	*Carrying value*	*Fair value*
Long-term debt	$ 3,236	$ 1,281	$ 3,274	$ 2,324
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	1,750	400	–	–
8% redeemable convertible preferred stock	1,680	429	1,834	1,849

The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year contained in the consolidated balance sheets approximate fair value. The carrying values of foreign exchange forward and option contracts and interest rate swaps at September 30, 2002 and 2001 equals their fair value and are determined using quoted market rates.

The following tables summarize Lucent's investments in debt and equity securities:

September 30, 2002	*Cost*	*Gross unrealized gains*	*Gross unrealized losses and impairments*	*Estimated fair value*
DEBT SECURITIES:				
U.S. treasury bills and government agency notes	$1,232	$ 9	$ –	$1,241
Corporate commercial paper	124	–	–	124
Bank certificates of deposit	160	1	–	161
Total debt securities	1,516	10	–	1,526
EQUITY SECURITIES:				
Available-for-sale equity investments	267	–	(150)	117
Other equity investments	275	–	(138)	137
Total equity securities	542	–	(288)	254
Total debt and equity securities	**$2,058**	**$10**	**$(288)**	**$1,780**

September 30, 2001	*Cost*	*Gross unrealized gains*	*Gross unrealized losses and impairments*	*Estimated fair value*
EQUITY SECURITIES:				
Available-for-sale equity investments	$ 36	$29	$ (6)	$ 59
Other equity investments	251	–	(49)	202
Total equity securities	**$ 287**	**$29**	**$ (55)**	**$ 261**

All of Lucent's debt security investments are classified as available-for-sale and mature within one year.

Credit Risk and Market Risk

By their nature, all financial instruments involve risk, including credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement Lucent has in particular classes of financial instruments. The maximum potential loss may exceed any amounts recognized in the consolidated balance sheets. However, Lucent's maximum exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments.

Exposure to credit risk is controlled through credit approvals, credit limits and continuous monitoring procedures and reserves for losses are established when deemed necessary. Lucent seeks to limit its exposure to credit risks in any single country or region, although Lucent's customers are primarily in the telecommunications service provider industry.

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. Lucent manages its exposure to these market risks through its regular operating and financing activities and when appropriate, through the use of derivative financial instruments.

Derivative Financial Instruments

Foreign currency risk

Lucent conducts its business on a multinational basis in a wide variety of foreign currencies. The objective of Lucent's foreign currency risk management policy is to preserve the economic value of cash flows in non-functional currencies. Lucent's policy is to hedge all significant booked and firmly committed cash flows identified as creating foreign currency exposure on a rolling 12-month basis. In addition, Lucent typically hedges a portion of its exposure resulting from identified anticipated cash flows, providing the flexibility to deal with the variability of longer-term forecasts as well as changing market conditions, in which the cost of hedging may be excessive relative to the level of risk involved.

To manage this risk, Lucent enters into various foreign exchange forward and option contracts. In some cases, Lucent may hedge foreign exchange risk in certain sales and purchase contracts by embedding terms in the contracts that affect the ultimate amount of cash flows under the contract. Principal currencies hedged as of September 30, 2002 include euros and Indian rupees having notional amounts of $208 and $81, respectively, with fair values that were not material. The notional amounts and fair values of embedded derivatives at September 30, 2002, were not material.

Lucent hedges all types of foreign currency risk to preserve the economic cash flows of the Company in accordance with corporate risk management policies but generally does not expect to designate related derivative instruments as hedges under SFAS 133 for cost/benefit reasons. Accordingly, the changes in fair value of these undesignated freestanding foreign currency derivative instruments are recorded in other income (expense), net in the period of change and have not been material to Lucent due to the short maturities of these instruments.

Lucent's foreign currency embedded derivatives consist of sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as their functional currency. Changes in the fair value of these embedded derivatives were not significant during fiscal 2002.

Interest rate risk

Lucent uses a combination of financial instruments, including medium-term and short-term financings, variable-rate debt instruments and interest rate swaps to manage its interest rate mix of the total debt portfolio and related overall cost of borrowing. At September 30, 2002, Lucent had interest rate swap agreements designated as fair value hedges with an aggregate notional amount of $500 and a fair value of $28 that hedge a portion of a long-term, fixed-rate debt obligation due in July 2006. Under these swaps, Lucent receives a fixed interest rate of 7.25% and pays a weighted average floating rate of LIBOR plus 2.91%. As of September 30, 2002, LIBOR was approximately 1.79%. The objective of maintaining the mix of fixed and floating rate debt is to mitigate the variability of cash flows resulting from interest rate fluctuations, as well as to reduce the cash flows attributable to debt instruments. There were no derivative transactions hedging cash equivalents and short-term investments since their relatively short maturities do not create significant risk. There were no interest rate swaps in effect at September 30, 2001.

Other derivatives

From time to time, Lucent may obtain warrants to purchase equity securities in other companies to complement its investment portfolio. Warrants that provide for net share settlement are considered to be derivative instruments and are generally not eligible to be designated as hedging instruments as there is no corresponding underlying exposure. The fair value of these warrants was not material at September 30, 2002 and 2001.

Non-Derivative Instruments and Customer Financing Commitments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of Lucent's reserve for possible credit and guarantee losses.

The following table presents Lucent's non-derivative instruments and customer financing commitments for amounts drawn, available but not drawn and not available to be drawn. These instruments may expire without being drawn upon. Therefore, the amounts available but not drawn and not available do not necessarily represent future cash flows. The amounts drawn on these instruments are generally collateralized by substantially all of the assets of the respective creditors.

	September 30, 2002		
	Total loans and guarantees	*Loans*	*Guarantees*
Drawn commitments	$1,098	$ 909	$189
Available but not drawn	93	51	42
Not available	151	151	–
Total	**$1,342**	**$1,111**	**$231**

	September 30, 2001		
	Total loans and guarantees	*Loans*	*Guarantees*
Drawn commitments	$2,956	$2,528	$428
Available but not drawn	1,447	1,411	36
Not available	911	655	256
Total	**$5,314**	**$4,594**	**$720**

Commitments to Extend Credit

Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for draw down until certain conditions precedent are met.

Guarantees of Debt

From time to time, Lucent guarantees the financing for product purchases by customers. Requests for providing such guarantees are reviewed and approved by senior management. Certain financial guarantees are assigned to a third-party reinsurer.

Letters of Credit

Letters of credit are obtained to ensure Lucent's performance or payment to third parties in accordance with specified terms and conditions, which amounted to $668 and $900 as of September 30, 2002 and 2001, respectively. The estimated fair value of letters of credit are $17 and $12 as of September 30, 2002 and 2001, respectively, which are valued based on fees paid to obtain the obligations.

15. SECURITIZATIONS AND TRANSFERS OF FINANCIAL INSTRUMENTS

In June 2001, Lucent established a $750 revolving accounts receivable securitization facility due to expire in June 2004. The facility limit was reduced to $500 in October 2001. Under the terms of the facility, Lucent could sell an undivided interest in collateralized accounts receivable from specified customers in exchange for cash and a subordinated retained interest in the remaining outstanding accounts receivable. At September 30, 2002 and 2001, unrelated third parties held an undivided interest of $0 and $286, respectively, in the collateralized accounts receivables. The balance of retained interests is included in receivables and varies based on changes in Lucent's credit ratings and the credit ratings of the customers included in the securitization facility, changes in the sufficiency of eligible accounts receivable and concentration of credit risk among obligors. Accordingly, unfavorable changes in these factors required Lucent to repurchase undivided interests in securitized accounts receivable and favorable changes in the factors allowed Lucent to sell additional undivided interests in accounts receivable. On October 17, 2002, this securitization facility, together with the credit facility, was terminated.

Lucent serviced these securitized receivables for a fee that approximated Lucent's cost of servicing and such fees were not significant. The investors in the securitized receivables had no recourse to Lucent's other assets as a result of debtors' defaults except for the retained interests in the collateralized accounts receivable.

The following table provides the cash flows related to this securitization facility:

	Years ended September 30,	
	2002	**2001**
Proceeds from receivables initially securitized	$ –	$ 435
Proceeds from collections reinvested in revolving securitization	6,385	1,913
Net repurchases of undivided interests	286	149
Average securitized balance	753	1,188

At September 30, 2002, there were no retained interests in this facility. The following table provides the valuation of retained interests at September 30, 2001.

Total securitized balance	$1,277
Fair value of retained interests in outstanding receivables	939
Discount for time value	7
Net reserve for credit losses	13

Retained interests are valued based on the historical payment patterns and the discount rate implicit in the underlying invoices. The expected reserve for credit losses is 1.27%. A discount is imputed based on the expected number of days that receivables will remain outstanding and a discount rate commensurate with the risks involved. Assuming hypothetical simultaneous unfavorable variations of up to 20% in credit losses and the discount rate used, the pretax impact on the value of retained interests would not be significant.

In September 2000, Lucent and a third-party financial institution arranged for the creation of a non-consolidated Special Purpose Trust ("Trust") for the purpose of allowing Lucent from time to time to sell on a limited-recourse basis up to a maximum of $970 of customer finance loans and receivables ("Loans") at any given point in time through a wholly-owned bankruptcy-remote subsidiary, which in turn would sell the Loans to the Trust. Lucent had originally intended to periodically sell Loans to the Trust, however, due to Lucent's credit downgrade in February 2001, Lucent is unable to sell additional Loans to the Trust, as defined by agreements between Lucent and the Trust. Lucent will continue to service, administer and collect the Loans on behalf of the Trust and receive a fee for performance of these services until the Loans are either fully collected or sold by the Trust to an unrelated third party. At September 30, 2002, the Trust held $349 in loans relating to five obligors, all of which are in default. Lucent's wholly-owned captive insurance company assumed the credit risk of the loans that are held in the Trust. It also reinsured the exposure with an unaffiliated insurer for amounts in excess of an initial loss of $90. The self-insured loss reserve of $379 related to these loans (including accrued interest) and the corresponding receivable due from the unaffiliated insurer of $298 were included in other current liabilities and other current assets in the September 30, 2002 consolidated balance sheet. Cash flows received from (paid to) the Trust during 2002 and 2001 were as follows:

	Years ended September 30,		
	2002	**2001**	**2000**
Proceeds from sales of Loans	$ –	$ 382	$575
Repurchases of Loans	(90)	(355)	–
Losses on sales of Loans and other costs	–	(7)	(4)
Fees received	4	6	–
Servicing advances	–	(8)	–
Reimbursements of servicing advances	–	8	–

In September 2002, a non-U.S. subsidiary of Lucent established a $120 revolving accounts receivable facility that allows this subsidiary to sell certain of its accounts receivable at a discount from face value, on a non-recourse basis. As of September 30, 2002, Lucent sold $15 of accounts receivable under this facility. Lucent's ability to further utilize this facility is dependent on the sufficiency of eligible receivables, generally a function of new sales generated by this non-U.S. subsidiary.

16. ACCOUNTING CHANGES

Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101")

In December 1999, the Securities and Exchange Commission issued SAB 101, which provides guidance on the recognition, presentation and disclosure of revenues in financial statements. During the fourth quarter of fiscal 2001, Lucent implemented SAB 101 retroactively to the beginning of fiscal 2001, resulting in a cumulative effect of a change in accounting principle of a $68 loss (net of a tax benefit of $45), or $0.02 loss per basic and diluted share, and a reduction in the 2001 loss from continuing operations of $11, or $0.00 per basic and diluted share. For the fiscal year ended September 30, 2001, Lucent recognized $116 in revenue that is included in the cumulative effect adjustment as of October 1, 2000. The cumulative effect adjustment results primarily from the change in revenue recognized on intellectual property license agreements that included settlements for which there was no objective evidence of the fair value of the settlement. Under SAB 101, in the absence of objective evidence of the fair value of the settlement, revenue is recognized prospectively over the remaining term of the intellectual property license agreement. In addition, revenue recognition was deferred for certain products for multiple element agreements where certain services, primarily installation and integration, were deemed to be essential to the functionality of delivered elements.

Following are pro forma amounts showing the effects if the accounting change were applied retroactively for fiscal 2000:

Income from continuing operations	$1,419
Basic earnings per share – continuing operations	$ 0.44
Diluted earnings per share – continuing operations	$ 0.43
Net income	$1,151
Basic earnings per share	$ 0.36
Diluted earnings per share	$ 0.35

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133")

Effective October 1, 2000, Lucent adopted SFAS 133, and its corresponding amendments under SFAS 138. SFAS 133 requires Lucent to measure all derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the consolidated balance sheet as an asset or a liability, depending on Lucent's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in other income (expense), net. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into other income (expense), net when the hedged item affects other income (expense), net. Changes in the fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in other income (expense), net in the period incurred. The adoption of SFAS 133 as of October 1, 2000 resulted in a cumulative after-tax reduction in net loss of $30 (net of a $17 tax provision), or $0.01 per basic and diluted share, and an $11 credit to OCI. The reduction in net loss is primarily attributable to derivatives not designated as hedging instruments, including foreign currency embedded derivatives, equity warrants and other derivatives.

17. COMMITMENTS AND CONTINGENCIES

Lucent is subject to legal proceedings, lawsuits, and other claims, including proceedings by government authorities. In addition, Lucent may be subject to liabilities to some of its former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, Lucent is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at September 30, 2002. Lucent is subject to several purported class action lawsuits and other lawsuits for alleged violations of federal securities laws, ERISA and related claims described below, which could have a material financial impact. Other than those matters, Lucent believes that the remainder of the cases will not have a material financial impact after final disposition.

Lucent and certain of its former officers and current and former members of Lucent's Board of Directors are defendants in numerous purported shareholder class action lawsuits for alleged violations of federal securities laws. These cases have been consolidated into a single action pending in the United States District Court for the District of New Jersey, captioned *In re Lucent Technologies Inc. Securities Litigation*. The consolidated complaint alleges, among other things, that beginning in late October 1999, Lucent and certain of its officers misrepresented Lucent's financial condition and failed to disclose material facts that had an adverse impact on its future earnings and prospects for growth. The action seeks monetary damages, and costs and expenses associated with the litigation.

Lucent has been served with derivative complaints filed by individual shareowners in Delaware Chancery Court against certain current and former members of Lucent's Board of Directors and a former officer. These complaints have been consolidated in a single action. The consolidated complaint asserts that certain current and former directors and an officer allegedly breached their fiduciary duties to Lucent by acquiescing in or approving allegedly fraudulent conduct and seek damages against the defendants and in favor of Lucent, as well as costs and expenses associated with litigation. Lucent has also been served with derivative actions in Delaware Chancery Court and United States District Court for the District of New Jersey that have not been consolidated with the other derivative cases. These non-consolidated actions allege that certain of Lucent's current and former directors breached fiduciary duties to supervise Lucent and seeks an accounting of the damages sustained as a result of these alleged acts, as well as costs and expenses associated with litigation.

An additional derivative complaint was filed in September 2001 by an individual shareholder in the Delaware Chancery Court against certain current and former members of Lucent's Board of Directors and a former officer asserting claims of corporate waste and breach of fiduciary duties arising out of the award of performance-based compensation to Lucent's directors and an officer and seeks the return of all such performance-based compensation, compensation to Lucent for resulting losses, the imposition of a constructive trust upon the proceeds of any sale of Lucent shares by the defendants, as well as costs and expenses associated with litigation.

In July 2001, a purported class action complaint was filed in United States District Court for the District of New Jersey under ERISA alleging, among other things, that Lucent and certain unnamed officers breached their fiduciary duties with respect to Lucent's employee savings plans. The case claims that the defendants were aware that Lucent's stock was inappropriate for retirement investment and continued to offer Lucent stock as a plan investment option. The complaint seeks damages, injunctive and equitable relief, interest and fees and expenses associated with the litigation.

In March 2002, Lucent was named as a defendant in a case captioned *In re Winstar Communications Securities Litigation*, pending in U.S. District Court for the Southern District of New York. The case is a putative class action on behalf of purchasers of common stock of Winstar Communications, Inc. ("Winstar"), which filed for bankruptcy in April 2001, against several former officers and directors of Winstar, Winstar's outside auditors, and Lucent. In addition, in April 2002, a case captioned *Preferred Life Insurance Co. of New York et al. v. Lucent Technologies Inc.* was filed in New Jersey state court against Lucent. The plaintiffs in the New Jersey case are institutional investors, many of which are affiliated with each other, that purchased the common stock of Winstar. In both actions, the plaintiffs claim that Lucent caused money to be lost by the plaintiffs in connection with their investments in Winstar stock or contributed to such loss. In the New York action, the plaintiffs claim that Lucent violated federal securities laws in connection with plaintiffs' purchases of Winstar stock. In the New Jersey action, the plaintiffs claim that Lucent committed common law fraud, negligent misrepresentation, conspiracy to commit fraud and aiding and abetting fraud in connection with plaintiffs' purchases of Winstar stock.

Lucent and certain of its current and former officers and directors are defendants in an action in Texas state court captioned *Obtek, et al. v. Lucent Technologies Inc., et al.* This case alleges violation of federal securities laws, the Texas Securities Act and in connection with Lucent's acquisition of a company called Agere Inc. in April 2000. The court has denied a motion to dismiss the claims against individual defendants and has set a trial date for February 2003.

In November 2001, a purported class action complaint was filed in the United States District Court for the District of New Jersey against Lucent and current and former officers captioned *Laufer v. Lucent Technologies Inc., et al.* The plaintiffs allege that Lucent and its officers concealed adverse material information about Agere's financial condition prior to Agere's IPO and about Lucent's vendor financing portfolio.

In October 2002, a purported class action lawsuit captioned *Balaban v. Schacht, et al.*, was filed on behalf of holders of the Company's notes, convertible preferred stock and trust preferred securities against Lucent, certain current and former directors and two former officers. The complaint asserts claims for breach of fiduciary duty by the defendants during the period of April 1999 to September 2002 and seeks compensatory damages and other damages and costs.

Sparks, et al. v. AT&T and Lucent Technologies Inc. et al., is a class action lawsuit filed in 1996 in Illinois state court under the name of *Crain v. Lucent Technologies*. The plaintiffs requested damages on behalf of present and former customers based on a claim that the AT&T Consumer Products business (which became part of Lucent in 1996) and Lucent had defrauded and misled customers who leased telephones, resulting in payments in excess of the cost to purchase the telephones. Similar consumer class actions pending in various state courts were stayed pending the outcome of the Sparks case, and in July 2001, the Illinois court certified a nationwide class of plaintiffs.

A settlement was agreed to by the parties in August 2002, to settle the litigation for up to $300 in cash plus prepaid calling cards redeemable for minutes of long distance service. The court approved the settlement in November 2002. Lucent and AT&T deny they have defrauded or misled their customers, but have decided to settle this matter to avoid the uncertainty of litigation and the diversion of resources and personnel that pursuing this matter would require. The class claimants will apply for reimbursement from the settlement fund, and will be required to demonstrate their entitlement through a claims form to be provided to a claims administrator. Depending upon the number of claims submitted and accepted, the actual cost of the settlement to the defendants may be less than the stated amount, but it is not possible to estimate the amount at this time. Lucent deposited approximately $200 in escrow accounts as of September 30, 2002 to cover a portion of the settlement.

Lucent is a party to various separation and distribution agreements, which provide for contribution from third parties formerly affiliated with Lucent for a portion of any liability (including any settlement) in this case. However, Lucent is responsible for a majority of any such liability or settlement. As a result, Lucent recognized a $162 charge recorded in other income (expense), net in 2002, which is net of expected third-party contributions.

Lucent is a defendant in an adversary proceeding filed in U.S. Bankruptcy Court in Delaware by Winstar Communications, Inc. and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The complaint asserts claims for breach of contract and other claims against Lucent and seeks compensatory damages, as well as costs and expenses associated with litigation. The complaint also seeks recovery of a payment of approximately $190 to Lucent in December 2000.

Separation Agreements

Lucent is party to various agreements with AT&T, Avaya, Agere Systems and NCR Corporation, former affiliates, that were entered into in connection with the separation of these former affiliates and Lucent. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other's business, and have agreed to share liabilities based upon certain allocations and thresholds. For example in the Sparks case discussed above, AT&T, Avaya and NCR each assumed a portion of the liability for the settlement.

Other Commitments

On July 17, 2002, Lucent and Agere amended the purchase agreement between them, dated as of February 1, 2001, pursuant to which, among other things, Lucent had agreed to purchase $2,800 in products from Agere over a three year period ending January 31, 2004. Under the amendment, Lucent's first-year purchases of $411 through January 31, 2002 are deemed to be in full satisfaction of its initial year's $800 obligation under the original agreement. In addition, Lucent has agreed, for an extended period that ends on September 30, 2006, provided Agere is competitive with other potential suppliers as to price, delivery interval and technological merit, to purchase 90% of its requirements for products it currently purchases from Agere and 60% of its requirements for other products that Agere can supply. Lucent has also agreed to proceed first with Agere on all joint product development projects where Agere meets Lucent's criteria. Lucent has also agreed to transfer certain patents, patent applications and patent license agreements to Agere.

Lucent is generally not committed to unconditional purchase obligations, except for a commitment that requires annual purchases of certain wireless components ranging from $350 to $425 over the next two years. Lucent is in negotiations with this supplier to completely restructure the arrangement. If this obligation is not satisfied, Lucent will be required to pay 25% of the unfulfilled annual commitment.

Lucent has exited certain of its manufacturing operations and has increased its use of contract manufacturers. Lucent is currently using a sole-source supplier for a majority of the switching and wireless product lines. In addition, Lucent is in the process of moving from a primarily sole-sourced supplier for its optical product line to a combination of multiple contract manufacturers, and continues to use a combination of multiple contract manufacturers for their data networking and other products. Lucent is generally not committed to unconditional purchase obligations in these contract manufacturing relationships. However, Lucent is exposed to short-term purchase commitments as they fall within the contract manufacturers' leadtime of specific products or raw material components. As a result, any sudden and significant changes in forecasted demand requirements within the leadtime of those products or raw materials could adversely affect Lucent's results of operations and cash flows.

Environmental Matters

Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities under way at numerous current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement with AT&T, Lucent is responsible for all liabilities primarily resulting from or relating to the operation of Lucent's business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to the separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under such Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites, which typically range from five to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily on internal or third-party environmental studies and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements for environmental reserves are the gross undiscounted amounts of such reserves without deductions for insurance or third-party indemnity claims. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of the amounts provided for at September 30, 2002 cannot be estimated.

Lease Commitments

Lucent leases land, buildings and equipment under agreements that expire in various years through 2020. Rental expense, net of sublease rentals, under operating leases was $421, $476 and $420 for the years ended September 30, 2002, 2001 and 2000, respectively. Future minimum lease payments due under non-cancelable operating leases, including leases that are part of our restructuring actions, at September 30, 2002 for fiscal 2003 through fiscal 2007 and thereafter were $253, $208, $169, $129, $106 and $725, respectively.

18. RECENT PRONOUNCEMENTS

Lucent is currently evaluating the impacts of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), SFAS No. 144,"Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), SFAS No. 146,"Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") and FASB Interpretation No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45") to determine the effect, if any, they may have on the consolidated financial position and results of operations. Lucent is required to adopt each of these standards effective with the first quarter of fiscal 2003, except SFAS 146 and FIN 45, which will be effective with the second quarter of fiscal 2003.

On October 1, 2002, the Company adopted SFAS 142, which requires goodwill to be tested for impairment on an annual basis and more frequently in certain circumstances, and written down when impaired, rather than amortized, as previously required. Identifiable intangible assets will continue to be amortized over their useful lives. The criteria for recognizing an intangible asset have also been revised. SFAS 142 also requires that goodwill be tested for impairment initially within one year of adoption and at least annually thereafter. If an impairment loss exists as a result of the transitional goodwill impairment test, the implementation of SFAS 142 could result in a one-time charge to earnings as a cumulative effect of accounting change. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units which are reviewed by the units' segment managers. In the first step, the fair value of the reporting unit is compared with the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared with the carrying value of the goodwill, and an impairment loss will be recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As of September 30, 2002, there was approximately $209 of net goodwill primarily within the INS segment that will be subject to this new pronouncement and will no longer be amortized but will be subject to the transitional and subsequent annual impairment test. The Company is assessing whether any charge will be required upon completion of the transitional impairment test and expects to complete step one of the transitional test during the first quarter of fiscal 2003.

In August 2001, the FASB issued SFAS 143, which establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the future costs of retiring a tangible long-lived asset will be recorded as a liability at their present value when the retirement obligation arises and will be amortized to expense over the life of the asset. Lucent is in the process of identifying assets with retirement obligations, including leased properties that contractually obligate the Company to remove leasehold improvements and restore the properties to the original condition. The adoption of SFAS 143 is not expected to materially affect the consolidated financial statements.

In October 2001, the FASB issued SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. SFAS 144 supersedes SFAS 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30") for the disposal of a segment of a business. SFAS 144 retains the basic principles of SFAS 121 for long-lived assets to be disposed of by sale or held and used and modifies the accounting and disclosure rules for discontinued operations. The adoption of SFAS 144 is not expected to materially affect the consolidated financial statements.

In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3,"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities.

In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires Lucent to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

19. QUARTERLY INFORMATION (UNAUDITED)

	First	*Second*	*Third*	*Fourth*	*Total*
YEAR ENDED SEPTEMBER 30, 2002					
Revenues	$ 3,579	$ 3,516	$ 2,949	$ 2,277	**$ 12,321**
Gross margin	$ 435	$ 802	$ 651	$ (336)	**$ 1,552**
Business restructuring charges (reversals) and asset impairments, net (including amounts affecting gross margin)	$ (68)	$ (60)	$ 1,645	$ 799	**$ 2,316**
Provision (benefit) for income taxes	$ (486)	$ (61)	$ 5,329	$ (25)	**$ 4,757**
Loss from continuing operations	$ (423)	$ (595)	$(7,999)	$(2,809)	**$(11,826)**
Loss from discontinued operations	–	100	(27)	–	**73**
Net loss	$ (423)	$ (495)	$(8,026)	$(2,809)	**$(11,753)**
Loss per common share — basic and diluted[(a)]:					
Loss from continuing operations	$ (0.14)	$ (0.19)	$ (2.34)	$ (0.84)	**$ (3.51)**
Loss from discontinued operations	–	0.03	(0.01)	–	**0.02**
Net loss applicable to common shareowners	$ (0.14)	$ (0.16)	$ (2.35)	$ (0.84)	**$ (3.49)**
Dividends per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	**$ 0.00**
YEAR ENDED SEPTEMBER 30, 2001					
Revenues	$ 4,346	$ 5,907	$ 5,886	$ 5,155	$ 21,294
Gross margin	$ 681	$ 485	$ 829	$ 63	$ 2,058
Business restructuring charges and asset impairments, net (including amounts affecting gross margin)	–	$ 2,710	$ 684	$ 8,022	$ 11,416
Provision (benefit) for income taxes	$ (778)	$(1,649)	$ (967)	$(2,340)	$ (5,734)
Loss from continuing operations	$(1,575)	$(3,388)	$(1,878)	$(7,329)	$(14,170)
Loss from discontinued operations	(5)	(308)	(1,360)	(1,499)	(3,172)
Loss before extraordinary item and cumulative effect of accounting changes	$(1,580)	$(3,696)	$(3,238)	$(8,828)	$(17,342)
Extraordinary gain, net	1,154	–	–	28	1,182
Cumulative effect of accounting changes	(38)	–	–	–	(38)
Net loss	$ (464)	$(3,696)	$(3,238)	$(8,800)	$(16,198)
Loss per common share — basic and diluted[(a)]:					
Loss from continuing operations	$ (0.47)	$ (1.00)	$ (0.55)	$ (2.16)	$ (4.18)
Loss from discontinued operations	(0.00)	(0.09)	(0.40)	(0.44)	(0.93)
Loss before extraordinary item and cumulative effect of accounting changes	$ (0.47)	$ (1.09)	$ (0.95)	$ (2.60)	$ (5.11)
Net loss applicable to common shareowners	$ (0.14)	$ (1.09)	$ (0.95)	$ (2.59)	$ (4.77)
Dividends per share	$ 0.02	$ 0.02	$ 0.02	$ 0.00	$ 0.06

(a) The loss per common share from continuing operations and the net loss per share for the fourth quarter of fiscal 2001 and each of the quarters of fiscal 2002, includes the effect of preferred dividends and accretion of $28, $42, $40, $42 and $43, respectively. In addition, the loss per common share for the fourth quarter of fiscal 2002 includes the effect of $29 conversion cost associated with the exchange of 8% redeemable convertible preferred stock.



PAUL A. ALLAIRE
64, former chairman (1991-2002) and chief executive (1990-1999, 2000-2001) of Xerox Corporation. Director, GlaxoSmithKline p.l.c., priceline.com, Inc. Lucent director since 1996.



ROBERT E. DENHAM
57, partner in Munger, Tolles & Olson, LLP (law firm). Director, U.S. Trust Company; Wesco Financial Corp.; Fomento Economico Mexicano, S.A. de CV; John D. and Catherine T. MacArthur Foundation. Trustee, Natural Resources Defense Council, The Conference Board (vice chairman), The New School University, The Russell Sage Foundation. Member, Professional Ethics Executive Committee, AICPA. Lucent director since May 2002.



DANIEL S. GOLDIN
62, former administrator (1992-2001) of National Aeronautics and Space Administration. Member, National Academy of Engineers. Fellow of the American Institute of Aeronautics and Astronautics. Lucent director since May 2002.



CARLA A. HILLS
68, chairman and chief executive officer of Hills & Company (international consultants) since 1993. Director, American International Group, Inc.; ChevronTexaco Corp.; AOL Time Warner Inc. Lucent director since 1996.



PATRICIA F. RUSSO
50, president and chief executive officer of Lucent since January 2002. Director, Schering-Plough Corporation, Georgetown University. Lucent director since January 2002.



HENRY B. SCHACHT
68, chairman of Lucent since October 2000. Chairman (1996-1998) and chief executive officer (1996-1997, 2000-2002) of Lucent. Chairman (1977-1995) and chief executive officer (1973-1994) of Cummins Engine Company, Inc. Director and senior advisor, Warburg Pincus & Co., LLC (1995 and 1998-2000). Director, Alcoa Inc.; Johnson & Johnson; Knoll, Inc.; The New York Times Co. Lucent director since 1996.



FRANKLIN A. THOMAS
68, chairman of the oversight board of the September 11th Fund (disaster relief). Consultant to the TFF Study Group (nonprofit initiative assisting development in southern Africa) since 1996. Retired president of The Ford Foundation (1979-1996). Director, Alcoa Inc.; Citigroup N.A.; Cummins Engine Company, Inc.; PepsiCo, Inc. Lucent director since 1996.



JOHN A. YOUNG
70, retired president and chief executive officer of Hewlett-Packard Co. (1978-1992). Director, Affymetrix Inc.; Agere Systems Inc.; ChevronTexaco Corp.; Ciphergen Biosystems, Inc.; Fluidigm Corp.; Perlegen Sciences, Inc. Lucent director since 1996.

LUCENT LEADERSHIP

HENRY B. SCHACHT
Chairman

PATRICIA F. RUSSO
President and Chief Executive Officer

EXECUTIVE COMMITTEE
(Led by Patricia F. Russo)

ROBERT C. HOLDER
Chief Operating Officer

WILLIAM T. O'SHEA
President, Bell Labs and Executive Vice President Corporate Strategy and Marketing

FRANK A. D'AMELIO
Executive Vice President and Chief Financial Officer

RICHARD J. RAWSON
Senior Vice President, General Counsel and Secretary

OPERATING COMMITTEE
(Led by Robert C. Holder)

WILLIAM T. O'SHEA
President, Bell Labs and Executive Vice President Corporate Strategy and Marketing

JAMES K. BREWINGTON
President, Mobility Solutions

RUTH E. BRUCH
Senior Vice President and Chief Information Officer

JANET G. DAVIDSON
President, Integrated Network Solutions

KATHLEEN M. FITZGERALD
Senior Vice President Public Relations and Advertising

JOHN G. HEINDEL
President, Lucent Worldwide Services

JEFFREY M. JAFFE
President, Bell Labs Research and Technology

PAMELA O. KIMMET
Senior Vice President, Human Resources

JOHN A. KRITZMACHER
Senior Vice President and Corporate Controller

JOSE A. MEJIA
President, Supply Chain Networks

RICHARD S. MILLER
Senior Vice President, Global Sales Operations

VINCENT J. MOLINARO
Senior Vice President North America Integrated Network Solutions

STEPHEN R. ROSEN
Vice President, Commercial Law

SHAREOWNER HOTLINE

If you are a registered shareowner and have a question about your account, or you would like to report a change in your name or address, please call Lucent's shareowner services and transfer agent, The Bank of New York, toll-free at 1 888 LUCENT6 (1 888 582-3686). If you are outside the United States, call collect at 610 312-5318. If you use a telecommunications device for the deaf (TDD) or a teletypewriter (TTY), call 1 800 711-7072. Customer service representatives are available Monday through Friday from 8 a.m. to 6 p.m. Eastern time. Shareowners also may send questions electronically to the e-mail address at The Bank of New York:
lu-shareholders-svcs@email.bony.com
Or you may write to:
Lucent Technologies
c/o The Bank of New York
P. O. Box 11009
Church Street Station
New York, NY 10286-1009

ANNUAL SHAREOWNERS' MEETING

The 2003 annual meeting of shareowners will be held Wednesday, Feb. 19, 2003, at 9 a.m. CST in the Lone Star Ballroom A, Adam's Mark Hotel, 400 North Olive Street, Dallas, Texas 75201.

INTERNET/TELEPHONE VOTING

As a convenience, most Lucent shareowners may vote their proxies via the Internet at **http://www.proxyvote.com** or vote by phone. Instructions are in your proxy materials that you receive from your bank, broker or other holder of record. Registered shareowners also may sign up to access their annual report and proxy statement over the Internet in the future. Beneficial owners may contact the brokers, banks or other holders of record of their stock to find out whether electronic delivery is available. If you choose electronic delivery, you will not receive the paper form of the annual report and proxy statement. Instead you will be notified when the materials are available on the Internet.

QUARTERLY EARNINGS

Lucent usually reports its earnings during the latter part of January, April, July and October.

DIRECT STOCK PURCHASE PLAN

The BuyDIRECT* direct stock purchase plan provides a convenient way to purchase initial or additional shares of Lucent stock. Please call The Bank of New York directly at 1 888 LUCENT6 (1 888 582-3686) for a plan brochure and enrollment form, or write directly to the address above. Also, you can visit The Bank of New York's stock transfer Web site to view the plan brochure online or to download an enrollment form:
www.stockbny.com/lucent

STOCK DATA

Lucent stock is traded in the United States on the New York Stock Exchange under the ticker symbol LU.

Shares outstanding as of Oct. 1, 2002:
3,490,310,034.
Shareowners of record as of Oct. 1, 2002:
1,504,168

HEADQUARTERS

Lucent Technologies
600 Mountain Ave.
Murray Hill, NJ 07974-0636

COPIES OF REPORTS

If you would like to order additional copies of this report, please call 1 888 LUCENT6 (1 888 582-3686). To view this report online, or to order copies of our latest filings with the U.S. Securities and Exchange Commission, visit our Investor Relations Web site at: **www.lucent.com/investor**
If you have more than one account in your name or the same address as other shareowners of record, you may authorize us to discontinue mailing of multiple annual reports and proxy statements and certain other mailings. If you would like to set up this process, known as householding, please contact your bank, broker or other holder of record.

PRODUCTS AND SERVICES

For information, call our special toll-free number: 1 888 4LUCENT (1 888 458-2368).

LUCENT ON THE WEB

www.lucent.com

Investor Information
www.lucent.com/investor

Corporate Information
www.lucent.com/news/corpinfo

Products, Services and Solutions
www.lucent.com/solutions

Latest News
www.lucent.com/news

Employment
www.lucent.com/work

Research/Technology
www.bell-labs.com


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